

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The 2015 annual general and special meeting of shareholders of International Barrier Technology Inc. will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia V6C 2T8 on Friday, December 4, 2015 at 10:00 a.m. (Vancouver Time) for the following purposes:

1. To receive the financial statements of the Company for its fiscal year ended June 30, 2015 together with the report of the independent auditors thereon;

2. To fix the number of directors at three;

3. To elect directors to serve until the next annual general meeting of shareholders or until their respective successors are elected or appointed;

4. To ratify the appointment of BDO Canada LLP, Chartered Accountants, as independent auditors of the Company for the year ending June 30, 2016 and to authorize the directors to fix the remuneration of the auditors;

5. To approve by special resolution, the addition of the advance notice provision to the Company's Articles, as more particularly described in the attached information circular;

6. To approve by special resolution, the addition of a provision to the Company's Articles to allow the alteration of the Company's authorized share structure by shareholders' resolution or by directors' resolution, as more particularly described in the attached information circular;

7. To approve by special resolution, the adoption of a new form of Articles of the Company, as more particularly described in the attached information circular;

8. To approve the Company's rolling stock option plan; and

9. To transact such other business as may properly come before the Annual General and Special Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed October 23, 2015 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. Only shareholders of record at the close of business on that date will be entitled to notice of and to vote at the Meeting.

All shareholders are invited to attend the Meeting in person, but even if you expect to be present at the Meeting, you are requested to mark, sign, date and return the enclosed proxy card in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary as promptly as possible to ensure your representation. All proxies must be received by our transfer agent by no later than 48 hours prior to the time of the Meeting in order to be counted.

Dated at Vancouver, British Columbia, this 23rd day of October, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael D. Huddy"
Michael D. Huddy
President, Chief Executive Officer and Director

**Important Notice Regarding the Availability of Proxy Materials for
the Company's Annual General and Special Meeting of Shareholders on December 4, 2015.
The International Barrier Technology Inc. Proxy Statement and
2015 Annual Report to Shareholders are available online at www.intlbarrier.com**



2015 Annual General Meeting

PROXY STATEMENT



PROXY STATEMENT AND INFORMATION CIRCULAR
as at October 23, 2015

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 4, 2015

In this Proxy Statement and Information Circular, all references to "$" are references to United States dollars and all references to "C$" are references to Canadian dollars.

GENERAL

The enclosed proxy is solicited by the Board of Directors of International Barrier Technology Inc., a British Columbia corporation (the "Company"), for use at the Annual General and Special Meeting of Shareholders (the "Meeting") of the Company to be held at 10:00 a.m. Vancouver Time on December 4, 2015, at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia V6C 2T8, and at any adjournment or postponement thereof.

Our principal corporate office is located at 510 4th Street North, Watkins, Minnesota, USA 55389. This Proxy Statement and the accompanying proxy card are being mailed to our shareholders on November 4, 2015.

The cost of solicitation will be borne by the Company. The solicitation will be made primarily by mail. Proxies may also be solicited personally or by telephone by certain of the Company's directors, officers and regular employees, who will not receive additional compensation therefore. In addition, the Company will reimburse brokerage firms, custodians, nominees and fiduciaries for their expenses in forwarding solicitation materials to beneficial owners. The total cost of proxy solicitation, including legal fees and expenses incurred in connection with the preparation of this Proxy Statement and Information Circular, is estimated to be $7,500.

APPOINTMENT OF PROXYHOLDER

The persons named as proxy holder in the accompanying form of proxy were designated by the management of the Company ("Management Proxy holder"). **A shareholder desiring to appoint some other person ("Alternate Proxy holder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.** A person appointed as proxy holder need not be a shareholder of the Company. All completed proxy forms must be deposited with Computershare Investor Services Inc. ("Computershare") not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxy holder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. **In the absence of any such direction, the Management Proxy holder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxy holder has discretion to vote them as he or she chooses.**

The enclosed form of proxy confers discretionary authority upon the proxy holder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

PROXY VOTING

Registered Shareholders

If you are a Registered Shareholder you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing the enclosed form of proxy (the "Proxy") and returning it to the Company's transfer agent, Computershare, in accordance with the instructions on the Proxy.

In all cases you should ensure that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a voting instruction form from Broadridge, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxy holder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxy holder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) Executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) Personally attending the meeting and voting the registered shareholders' shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

VOTING PROCEDURE

A quorum for the transaction of business at the Meeting is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders, present in person or by proxy. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter. Abstentions and broker non-votes will be included in determining the presence of a quorum at the Meeting. However, an abstention or broker non-vote will not have any effect on the outcome for the election of directors.

Except for the election of directors, all of the other matters that will come to a vote at the Meeting as described in the Notice of Meeting are ordinary resolutions and can be passed by a simple majority. The nominees for election as directors at the Meeting will be elected by a plurality of the votes cast at the Meeting, such that the number of positions on the Board (as set at the Meeting) will be filled by the nominees with the most votes. Shares for which proxy cards are properly executed and returned will be voted at the Meeting in accordance with the directions noted thereon or, in the absence of directions, will be voted "FOR" fixing the number of directors at three, "FOR" the election of each of the nominees to the board of directors named on the following page, "FOR" the ratification of the appointment of BDO Dunwoody LLP, Chartered Accountants, as the independent auditors of the Company for the year ended June 30, 2016, and the authorization of the Directors to fix the remuneration of the auditors, "FOR" the authorization and annual approval of the Company's Stock Option Plan, "FOR" the addition of the advance notice provision to the Company's Articles, "FOR" the addition of a provision in the Company's Articles for the alteration of the Company's authorized share structure, and "FOR" the adoption of a new form of Articles. It is not expected that any matters other than those referred to in this Proxy Statement will be brought before the Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their discretion with respect to such matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES AND SECURITIES HELD BY DIRECTORS AND EXECUTIVE OFFICERS

On October 23, 2015 (the "Record Date") there were 47,807,426 shares of the Company's common stock (the "Common Stock") issued and outstanding, each share carrying the right to one vote. Only holders of Common Stock of record as at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 23, 2015 by

(i)   each person or entity known by the Company to beneficially own more than 5% of the Common Stock;
(ii)   each Director of the Company;
(iii)   each of the named Executive Officers of the Company; and
(iv)   all Directors and Executive Officers as a group.

Except as noted in the following table, the Company believes that beneficial owners of the Common Stock listed below have sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner	Number of Shares[1]	% of Total Issued[2]
Carl Marks Group New York, USA	6,475,695 [3]	13.5%
Michael D. Huddy Orono, Minnesota, USA	2,690,050[4]	5.6%
David J. Corcoran Vancouver, BC, Canada	2,285,685[5]	4.8%
Victor A. Yates Delta, BC, Canada	1,429,772[6]	3.0%
Melissa McElwee St. Joseph, Minnesota, USA	557,150[7]	1.2%
All Directors and Executive Officers as a Group	**6,962,657**	**14.6%**

(1)   Based upon information furnished to the Company by the Directors, Executive Officers or beneficial holders, or obtained from the stock transfer agent of the Company, or obtained from insider reports.
(2)   Based upon a total of 47,807,426 shares of Common Stock issued and outstanding, including in each case any stock underlying immediately exercisable warrants and stock options granted to each person listed.
(3)   Carl Marks IB LLC, Carl Marks & Co. Inc., and Martin Lizt are collectively deemed to be a "Group" within the meaning of section 13(g)(3) of the Securities Exchange Act of 1934, as amended. Carl Marks IB LLC is a partnership of Carl Marks & Co. LP and Martin Lizt. Andrew M. Boas and Robert Speer of New York, Limited Partners in Carl Marks & Co. LP, exercise direction/control over Carl Marks IB LLC. Carl Marks & Co. LP is a limited partnership of 18 partners. Carolyn Marks Blackwood and Linda Marks Katz are the two greater than 10% holders of the partnership.
(4)   Includes 212,500 shares reserved for immediate issuance on exercise of options.
(5)   331,398 of these securities are held directly by David J. Corcoran and 1,741,787 of these securities are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran. Also includes 212,500 shares reserved for immediate issuance on exercise of options.
(6)   These securities are held by Continental Appraisals Ltd., a private company owned by Victor A. Yates. Also includes 212,500 shares reserved for immediate issuance on exercise of options.
(7)   Includes 150,000 shares reserved for immediate issuance on exercise of options.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

PROPOSAL 1
NUMBER OF DIRECTORS

The Board of Directors proposes to fix the number of Directors of the Company at three. Under British Columbia corporate legislation, a public company is required to have a minimum of three directors. In addition, a public company is required to have an audit committee that must be composed of at least three members. Each audit committee member must be financially literate and the majority must be independent directors. Accordingly, the Company has determined that fixing the number of directors at three is required to meet these requirements. The Company's articles permit the number of directors to be set by ordinary resolution of shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" SETTING THE NUMBER OF DIRECTORS AT THREE.

PROPOSAL 2
ELECTION OF DIRECTORS

The Board of Directors has proposed that the following three nominees be elected as Directors at the Meeting, each of whom will hold office until the expiration of their term or until his or her successor shall have been duly appointed or elected and qualified: Michael D. Huddy, David J. Corcoran, and Victor A. Yates.

Unless otherwise instructed, it is the intention of the persons named as proxies on the accompanying proxy card to vote shares represented by properly executed proxies for the election of such nominees. Although the Board of Directors anticipates that the three nominees will be available to serve as Directors of the Company, if any of them should be unwilling or unable to serve, it is intended that the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH NOMINEE.

The following table sets out the names of the nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised[1]	Principal Occupation[2]
MICHAEL D. HUDDY[3] President, CEO, Director Orono, Minnesota, USA	July 25, 1994	2,690,050[5]	President of International Barrier Technology Inc. and Barrier Technology Corporation. Barrier develops, manufactures, and markets proprietary fire-resistant technology.
DAVID J. CORCORAN[3][4] Director Vancouver, BC, Canada	July 10, 1986	2,285,685[6]	Company administrator; President and Owner of Corcoran Enterprises Ltd., which is a holding company and formerly a Chartered Accountants practice.
VICTOR A. YATES[3][4] Director Delta, BC, Canada	November 6, 1987	1,429,772[7]	President and Owner of Continental Appraisals Ltd., which is a company focused in real estate, construction of multi-family and commercial developments.

[1]   Based upon information furnished to the Company by either the directors and executive officers or obtained from the stock transfer agent of the Company.
[2]   Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
[3]   Member of Audit Committee.
[4]   Member of Compensation Committee.
[5]   Includes 212,500 shares reserved for immediate issuance on exercise of options.

[6]   331,398 of these securities are held directly by David J. Corcoran and 1,741,787 of these securities are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran. Also includes 212,500 shares reserved for immediate issuance on exercise of options.

[7]   These securities are held by Continental Appraisals Ltd., a private company owned by Victor A. Yates. Also includes 212,500 shares reserved for immediate issuance on exercise of options.

Michael D. Huddy has been the President of the Company for 20 years. The Board believes that Dr. Huddy's expertise and experience make him a valuable member to the Board.

David J. Corcoran has been a director of the Company for over 28 years. Mr. Corcoran is the President and owner of Corcoran Enterprises Ltd. The Board believes that Mr. Corcoran's expertise and experience make him a valuable member to the Board.

Victor A. Yates has been a director of the Company for 26 years and has extensive knowledge of the Company's business and operations. Mr. Yates' experience and his independence from management make him a valuable member of the Board.

LEGAL PROCEEDINGS, CEASE TRADE ORDERS AND BANKRUPTCY

No director or executive officer of the Company is, as at the date of this Proxy Statement, or was within 10 years before the date of this Proxy Statement, a director, chief executive officer or chief financial officer of any company(including the Company), that:

(a)   was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)   was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)   is, as at the date of this Proxy Statement, or has been within the 10 years before the date of this Proxy Statement, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)   has, within 10 years before the date of this Proxy Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)   has, within 10 years before the date of this Proxy Statement, been the subject of, or a party to, any U.S. federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any U.S. federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity;

(d) has, within 10 years before the date of this Proxy Statement, been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization(as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C.78c(a)(26)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C.1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member; or

(e) has, within 10 years before the date of this Proxy Statement, been convicted in a criminal proceeding or a named subject of a pending criminal proceeding.

No director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The Company is not aware of any claims, actions, proceedings or investigations pending against the Company, any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent (5%) of the Company's common stock, or any associate of any such director, officer, affiliate of the Company, or security holder that, individually or in the aggregate, are material to the Company. Neither the Company nor its assets and properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would be reasonably expected to have a material adverse effect on the Company. Furthermore, the Company is not aware of any threatened lawsuits.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Directors, executive officers and persons who own more than 10% of a registered class of the Company's securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on a review of the copies of Forms 3 and 4, as amended furnished to it during its most recent fiscal year, and Form 5, as amended, furnished to it with respect to such year, the Company believes that during the year ended June 30, 2015, its Directors, executive officers and greater than 10% shareholders complied with all Section 16(a) filing requirements of the Securities Exchange Act of 1934.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers of the Company are each elected and appointed, respectively, for the ensuing year. The following table contains information regarding the members of the Board of Directors and the Executive Officers of the Company as of the Record Date, and the nominees as Directors of the Company:

Name	Age	Position	Position Held Since
Michael D. Huddy	63	President, Chief Executive Officer, Director	July 25, 1994
David J. Corcoran	68	Director	July 10, 1986
Victor A. Yates	70	Director	November 6, 1987
Melissa McElwee	42	Chief Financial Officer	November 30, 2012
Lindsay B. Nauen	63	Corporate Secretary	December 12, 2003

Melissa McElwee, Chief Financial Officer, joined Barrier in 2003 as the Financial Services Manager for the USA operations where she was responsible for accounting, internal sales, and human resources. She is the General Operations Manager for Barrier. Ms. McElwee is responsible for customer relations, financial management, and production management for the company. She has a strong background in communication, financial analysis, and management.

Lindsay B. Nauen, Corporate Secretary, is the former owner of Nauen Mobile Accounting which provides accounting, bookkeeping and business consulting services to small businesses.

RELATIONSHIPS AMONG DIRECTORS OR EXECUTIVE OFFICERS

There are no family relationships among any of the existing Directors or Executive Officers of the Company.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

During the fiscal year ended June 30, 2015, the Board of Directors held four Directors' Meetings. All other matters which required Board approval were consented to in writing by all of the Company's Directors.

The attendance record for each director of the Company during the fiscal year ended June 30, 2015 was as follows:

Name of Director	Board of Directors Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended
Michael D. Huddy	4 of 4	12 of 12	N/A
David J. Corcoran	4 of 4	12 of 12	1 of 1
Victor A. Yates	4 of 4	12 of 12	1 of 1

Directors are encouraged to attend annual meetings of our stockholders. All three directors physically attended the 2014 annual shareholders meeting.

Audit Committee

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee

The Company's Audit Committee is comprised of three directors: David J. Corcoran, Victor A. Yates and Michael D. Huddy. As defined in NI 52-110, Mr. Corcoran and Mr. Yates are both "independent". Also as defined in NI 52-110, all of the Audit Committee members are "financially literate" and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

Relevant Education and Experience

David J. Corcoran – Mr. Corcoran is a Former Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia. Mr. Corcoran founded Corcoran and Company, Chartered Accountants of Vancouver, British Columbia, and from 1979 to 1990 his firm secured a wide variety of business clients whom he advised regarding their management and business planning. This experience has provided Mr. Corcoran with an understanding of the accounting principles used by the Company to prepare its financial statements. Mr. Corcoran's experience also allows him to analyze or evaluate the Company's financial statements.

Victor A. Yates – Mr. Yates is a self-employed businessman involved in real estate, construction of multi-family and commercial developments. He holds a degree in Real Estate Appraisal and is a Licensed Real Estate Agent. In 1981, he was one of the founding directors of Hycroft Resources Inc., a gold producing company on the Toronto Stock Exchange. His 30 years of experience in operating a variety of business ventures brings to the Board an entrepreneurial, construction, and financial perspective. This experience and educational background has provided Mr. Yates with an understanding of the accounting principles used by the Company to prepare its financial statements. Mr. Yates' experience also allows him to analyze or evaluate the Company's financial statements.

Michael D. Huddy – Dr. Huddy has been the President of the Company for 20 years. Dr. Huddy's experience allows him to analyze or evaluate the Company's financial statements.

The Audit Committee's Charter

The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule "B" to this Information Circular.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
June 30, 2014	$71,615	Nil	Nil	Nil
June 30, 2015	$64,187	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approved Services

100% of the services provided by the auditor were pre-approved by the Audit Committee.

Audit Committee Report

In the course of providing its oversight responsibilities regarding the financial statements for the year ended June 30, 2015, the Audit Committee reviewed the audited financial statements which appear in the Company's Annual Report to shareholders on Form 10-K, with management and the Company's independent auditors. The Audit Committee reviewed accounting principles, practices and judgments as well as the adequacy and clarity of the notes to the financial statements.

The Audit Committee reviewed the independence and performance of the independent auditors who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, and such other matters as required to be communicated by the independent auditors in accordance with Statement on Auditing Standards 61, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

During the fiscal year ended June 30, 2015, the Audit Committee held twelve meetings. The Audit Committee meets with the independent auditors to discuss their audit plans, scope and timing on a regular basis, with or without management present. The Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable standards of the Public Company Accounting Oversight Board for independent auditor communications with the audit committees concerning independence as may be modified or supplemented, concerning its independence as required under applicable standards for auditors of public companies.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Annual Report to shareholders on Form 10-K for the year ended June 30, 2015. The Audit Committee and the Board have also recommended the selection of BDO Canada LLP as independent auditors for the Company for the fiscal year ending June 30, 2016.

Submitted by the Audit Committee Members
David J. Corcoran
Victor A. Yates
Michael D. Huddy

Compensation Committee

For the ensuing year, the Board of Directors appointed David Corcoran and Victor Yates to the Compensation Committee and Martin Lizt as advisor to the Compensation Committee. David Corcoran was formerly the Chief Financial Officer of the Company. The Compensation Committee reviews and approves the compensation of the Company's officers, reviews and administers the Company's stock option plans for employees and makes recommendations to the board of directors regarding such matters. The Compensation Committee does not have a charter and cannot delegate any authority to other persons.

The Compensation Committee is responsible for the compensation of the Company's executive officers and to administer all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants.

Nominating Committee

No Nominating Committee has been appointed. Nominations of directors are made by the Board of Directors. The Directors are of the view that the present management structure does not warrant the appointment of a Nominating Committee.

In its deliberations for selecting candidates for nominees as director, the Board considers the candidate's knowledge of the technology industry and involvement in community, business and civic affairs. Any nominee for director made by the Board must be highly qualified with regard to some or all these attributes. In searching for qualified director candidates to fill vacancies on the Board, the Board solicits its current Board of Directors for names of potentially qualified candidates. The Board would then consider the potential pool of director candidates, select the candidate the Board believes best meets the then-current needs of the Board, and conduct a thorough investigation of the proposed candidate's background to ensure there is no past history, potential conflict of interest or regulatory issue that would cause the candidate not to be qualified to serve as a director of the Company. Additionally, the Board annually reviews the Board's size, structure, composition and functioning, to ensure an appropriate blend and balance of diverse skills and experience.

Shareholder Communications

Shareholders may send communications to the Board of Directors at the Company's head office.

Board Leadership Structure and Role in Risk Oversight

The Board does not have an express policy regarding the separation of the roles of the Chairman of the Board and Chief Executive Officer, as the Board believes that it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has reviewed the Company's current Board leadership structure. Michael D. Huddy has been the Company's President since July 1994 and the Company's Chief Executive Officer since December 2000. In light of the composition of the Board, the Company's size, the nature of the Company's business, the regulatory framework under which the

Company operates, the Company's shareholder base, the Company's peer group and other relevant factors, the Board believes that the current leadership structure is appropriate.

The understanding, identification and management of risk are essential elements for the successful management of the Company. Management is charged with the day-to-day management of the risks the Company faces. However, the Board, directly and indirectly through its committees, is actively involved in the oversight of the Company's risk management policies. The Board is charged with overseeing enterprise risk management, generally, and with reviewing and discussing with management the Company's major risk exposure (whether financial, operating or otherwise) and the steps management has taken to monitor, control and manage these exposures, including the Company's risk assessment and risk management guidelines and policies. Additionally, the Compensation Committee oversees the Company's compensation policies generally, in part to determine whether or not they create risks that are reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid or earned for services rendered to the Company in all capacities during the most recent three fiscal years ended June 30 by the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and each executive officer who earned over $150,000 in total salary and bonus during the three most recently completed financial years (collectively "Named Executive Officers"), for services rendered to the Company.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael D. Huddy President & CEO	2015	$126,140	Nil	Nil	Nil	Nil	Nil	Nil	$126,140
	2014	$120,000	Nil	Nil	$11,795	Nil	Nil	Nil	$131,795
	2013	$120,000	Nil	Nil	Nil	Nil	Nil	Nil	$120,000
Melissa McElwee CFO	2015	$79,460	$30,000	Nil	Nil	Nil	Nil	Nil	$109,460
	2014	$82,927	Nil	Nil	$11,101	Nil	Nil	Nil	$94,028
	2013	$41,115	Nil	Nil	Nil	Nil	Nil	Nil	$41,115

[1] The determination of the value of option awards is based upon the Black-Scholes Option pricing model, details and assumptions of which are set out in Note 10 to the Company's consolidated financial statements for the fiscal year ended June 30, 2013.
[2]   Melissa McElwee was appointed the Company's Chief Financial Officer on November 30, 2012.

Compensation Discussion and Analysis

Compensation Philosophy

Our overall compensation philosophy is to provide a compensation package that enables us to attract, retain and motivate Named Executive Officers to achieve our short-term and long-term business goals. Consistent with this philosophy, the following goals provide a framework for our Named Executive Officers compensation program:

- Pay competitively to attract, retain, and motivate Named Executive Officers;
- Relate total compensation for each Named Executive Officer to overall company performance as well as individual performance;
- Aggregate the elements of total compensation to reflect competitive market requirements and to address strategic business needs;
- Expose a portion of each Named Executive Officer's compensation to risk, the degree of which will positively correlate to the level of the Named Executive Officer's responsibility and performance; and
- Align the interests of our Named Executive Officers with those of our shareholders.

Oversight of Executive Compensation Program

The Compensation Committee is responsible for establishing a compensation policy and administering the compensation programs of our Executive Officers. The members of the Compensation Committee for the ensuing year are David Corcoran and Victor Yates (each an independent director under the rules of the American Stock Exchange) and Martin Lizt is an advisor to the Compensation Committee.

The amount of compensation paid by us to each of our directors and named officers and the terms of those persons' employment is determined solely by the Compensation Committee. We believe that the compensation paid to its directors and officers is fair to the Company.

Executive Compensation Program Overview

The executive compensation package available to our Named Executive Officers is comprised of (i) base salary; and (ii) equity based compensation.

Base Salary

The base salary currently paid to our Named Executive Officers is commensurate with the nature of our business and their individual experience, duties and scope of responsibilities. In the future, we intend to pay competitive base salaries required to recruit and retain executives of the quality that we must employ to ensure our success.

In making determinations of salary levels for the Named Executive Officers, the Compensation Committee is likely to consider the entire compensation package for Named Executive Officers, including the equity compensation provided under stock option plans. We intend for the salary levels to be consistent with competitive practices of comparable institutions and each executive's level of responsibility. The Compensation Committee is likely to determine the level of any salary increase after reviewing the qualifications, experience, and performance of the particular executive officer and the nature of our business, the complexity of its activities, and the importance of the executive's contribution to the success of the business.

The Compensation Committee may also take into consideration salaries paid to others in similar positions in the Company's industry based on the experience of the Compensation Committee members and publicly available information. The discussion of the information and factors considered and given weight by the Compensation Committee is not intended to be exhaustive, but it is believed to include all material factors considered by the Compensation Committee. In reaching the determination to approve and recommend the base salaries the Compensation Committee did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor. The Compensation Committee will review and adjust the base salaries of our executive officers when deemed appropriate.

Equity Awards

Equity awards for our Named Executive Officers are and will be granted from our 2005 Stock Option Plan. The Company grants awards under the 2005 Stock Option Plan in order to align the interests of the Named Executive Officers with our shareholders, and to motivate and reward the Named Executive Officers to increase the shareholder value of the Company over the long term.

The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our shareholders.

Refer to the section entitled "Annual Approval of 2005 Stock Option Plan" for the terms of the Company's current 2005 Stock Option Plan.

We believe that equity compensation is necessary to advance the interests of the Company and its shareholders by enhancing the ability of the Company to attract and retain the best available talent and to encourage the highest level of performance by senior officers, key employees, directors and consultants of the Company and of its subsidiaries through ownership of common shares in the Company.

Employment and Consulting Agreements

In order to retain Michael D. Huddy, our President and Chief Executive Officer, our Board of Directors determined it was in our best interests to enter into a management agreement dated February 13, 1993 with Dr. Huddy (the terms of the agreement have been revised although no new formal agreement has been signed).The current terms require that Dr. Huddy provide full-time service to the Company in his capacity as Chief Executive Officer and to be fully responsible for the Company's activities in the USA. The original agreement was for a term of four years but was to renew automatically every two years unless written notice of the intent to terminate was given by either party to the other. Terms of compensation are to be given prior to any renewal period.

The agreement specifies employer termination provisions including: material breach of any provision of the contract; inability to perform the duties under the agreement; fraud or serious neglect or misconduct; personal bankruptcy.

The duties are complete as to those of a Chief Executive Officer (President) and include: Administration of the day to day affairs of the Employer Development of Financial, manufacturing, and marketing plans; Communication with Employer and Shareholders on a timely basis; and, Formulation and execution of a proposed budget approved by the Employer. The agreement contains a Confidentiality Provision that precludes the sharing of confidential information to third parties not requiring the information to conduct business with Barrier. The confidentiality provision extends beyond the time limit of the agreement until the information or knowledge becomes part of the public domain.

The Company has not entered into any other employment, consulting or management agreements with any other executive officer.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee served as an officer or employee of the Company during the fiscal year ended June 30, 2015 (or subsequently). None of the current members of the Compensation Committee have entered into a transaction with the Company in which they had a direct or indirect interest that is required to be disclosed pursuant to Item 404 of Regulation S-K.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis above with management and based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Circular.

Submitted by the Compensation Committee Members
David J. Corcoran
Victor Yates

GRANTS OF PLAN-BASED AWARDS
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, no incentive stock options were granted to the Named Executive Officers and no stock appreciation rights (SARs) were granted during this period. A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company's shares.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

During the fiscal year ended June 30, 2015, 1,087,500 stock options were exercised by the Company's Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth the outstanding equity awards of the Company's Named Executive Officers as at the last completed fiscal year:

| Name | Option-based Awards | | | |
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Unexercised in-the money options ($)
Michael D. Huddy	212,500	$0.097	August 2, 2016	$36,763
Melissa E. McElwee	150,000	$0.097	August 2, 2016	$25,950

(1) "Value of unexercised in-the-money options is calculated by determining the difference between the market value of the securities underlying the options at June 30, 2015 and the exercise price of the options and is not necessarily indicative of the value (i.e. loss or gain) that will actually be realized by the directors.

(2) "in-the-money options" means the excess of the market value of the Company's shares on June 30, 2015 over the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the fiscal year ended June 30, 2015 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	1,077,500	$0.097	3,703,242
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	**1,077,500**	**$0.097**	**3,703,242**

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Pursuant to a management agreement dated February 13, 1993 made between the Company and Michael D. Huddy, if terminated other than for cause, as specified in the agreement, Dr. Huddy is to receive an annual salary of $120,000 for the unexpired term, so long as he is not otherwise gainfully employed. If Dr. Huddy does engage in gainful employment after termination, he is to receive one-half of his annual salary for the remainder of the unexpired term. The rate of compensation paid to Dr. Huddy is reviewed periodically by the Company and is reflective of corporate performance and corporate goals.

Other than noted above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

From November 30, 2006 to November 30, 2012 the Company paid director fees to Directors at the rate of $750 per attendance at meetings of Directors. No director fees were paid thereafter until December 5, 2014, at which time the director fees for attendance at meetings were reinstated at the same rate. Directors are also paid an annual fee of $15,000 which was waived by Directors in each of the 2011, 2012, 2013 and 2014 fiscal years. In 2015, the Company paid a one-time bonus fee to each Director of $30,000. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

The following table sets out details of compensation paid to the Directors of the Company during the fiscal year ended June 30, 2015. For Executive Officers who are also Directors, this table includes only Directors Fees. Refer to the section entitled "Executive Compensation", "Summary Compensation Table" above for compensation paid to the Executive Officers.

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael D. Huddy	$1,500	Nil	Nil	Nil	Nil	$30,000[1]	$31,500
David J. Corcoran	$1,500	Nil	Nil	Nil	Nil	$30,000[1]	$31,500
Victor A. Yates	$1,500	Nil	Nil	Nil	Nil	$30,000[1]	$31,500

[1]Represents a one-time bonus fee paid to Directors in 2015.

Other than as stated above, the Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services as Directors, except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the fiscal year ended June 30, 2015, no stock options were granted to Directors. The following table sets forth the outstanding equity awards of the Company's Directors as at the last completed fiscal year:

| Name | Option-based Awards | | | |
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of Unexercised in-the money options ($)
David J. Corcoran	212,500	$0.097	August 2, 2016	$36,763
Victor A. Yates	212,500	$0.097	August 2, 2016	$36,763

(1) "Value of unexercised in-the-money options is calculated by determining the difference between the market value of the securities underlying the options at June 30, 2015 and the exercise price of the options and is not necessarily indicative of the value (i.e. loss or gain) that will actually be realized by the directors.

(2) "in-the-money options" means the excess of the market value of the Company's shares on June 30, 2015 over the exercise price of the options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees, and proposed nominees for election as directors or their associates is or has since the beginning of the last completed financial year, been indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or was the subject of a guarantee, support agreement, letter of credit or other similar instrument or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

MANAGEMENT CONTRACTS

The Company is not a party to a management contract with anyone other than directors or Named Executive Officers of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with management and others

There were no transactions in addition to disclosure contained elsewhere herein respecting transactions involving management during the last fiscal year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the "Disclosure"). The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The Company's approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule "A".

<u>PROPOSAL 3</u>
<u>RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS</u>

BDO Canada LLP, Chartered Accountants, served as the Company's independent auditors for the fiscal year ending June 30, 2015 and has been appointed by the Board to continue as the Company's independent auditor for the Company's fiscal year ending June 30, 2016. BDO Canada and predecessor company Amisano Hanson have been the Company's auditors since 1991.

Refer to the section entitled "Audit Committee" –"External Auditor Service Fees" for the fees for services provided by BDO Canada LLP, Chartered Accountants, to the Company in each of the two fiscal years ended June 30, 2014 and June 30, 2015.

Although the appointment of BDO Canada LLP, Chartered Accountants, is not required to be submitted to a vote of the shareholders, the Board believes it appropriate as a matter of policy to request that the shareholders ratify the appointment of the independent public accountant for the fiscal year ending June 30, 2016. In the event a majority of the votes cast at the meeting are not voted in favor of ratification, the adverse vote will be considered as a direction to the Board of Directors of the Company to select other auditors for the fiscal year ending June 30, 2017.

Management is also recommending that shareholders vote in favour of authorizing the Directors to fix the remuneration of the Company's auditors, BDO Canada LLP, Chartered Accountants.

A representative from BDO will be present at the Annual General Meeting and be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF BDO CANADA LLP, CHARTERED ACCOUNTANTS, AS THE COMPANY'S INDEPENDENT

AUDITORS FOR THE FISCAL YEAR ENDING JUNE 30, 2016 AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.


PROPOSAL 4
ADDITION OF ADVANCE NOTICE PROVISION TO COMPANY'S ARTICLES


The Company proposes to include an advance notice provision (the "Advance Notice Provision") in the Company's Articles, which will provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The purpose of adopting the Advance Notice Provision is to: (i) facilitate orderly and efficient annual general or special meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote.

The full text of the Advance Notice Provision is set out in Section 14.12 of the Company's New Articles (defined below) attached hereto as Schedule "C". If the addition of the Advance Notice Provision is not approved by shareholders at the Meeting, then the Company's New Articles will not include the Advance Notice Provision.

Shareholder Approval

The addition of the Advance Notice Provision to the Company's Articles requires the affirmative vote of not less than two-thirds of the votes cast at the Meeting by the Company shareholders, in person or by proxy.

The shareholders will be asked to consider and approve the following:

"BE IT RESOLVED, as a Special Resolution, THAT:

(a) the addition of the advance notice provision to the Company's Articles, as more particularly set out in the Company's Information Circular dated October 23, 2015, be approved; and

(b) any director or officer of the Company be authorized and directed to do all acts and things and to execute and deliver all documents required which, in the opinion of such director or officer, may be necessary or appropriate in order to give effect to this resolution."

THE BOARD RECOMMENDS A VOTE "FOR" THE ADDITION OF AN ADVANCE NOTICE PROVISION TO THE COMPANY'S ARTICLES.


PROPOSAL 5
ADDITION OF A PROVISION IN THE COMPANY'S ARTICLES FOR THE ALTERATION OF THE COMPANY'S AUTHORIZED SHARE STRUCTURE


The Company proposes to include a provision (the "Alteration Provision") which provides for the alteration of the Company's authorized share structure either by shareholders' resolution or by directors' resolution, at the election of the directors, and to alter its articles and Notice of Articles accordingly.

The full text of the Alteration Provision is set out in Section 9 of the Company's New Articles attached hereto as Schedule "C". If the addition of the Alteration Provision is not approved by shareholders at the Meeting, then the Company's New Articles will not include the Alteration Provision.

Shareholder Approval

The addition of the Alteration Provision to the Company's Articles requires the affirmative vote of not less than two-thirds of the votes cast at the Meeting by the Company shareholders, in person or by proxy.

The shareholders will be asked to consider and approve the following:

"BE IT RESOLVED, as a Special Resolution, THAT:

(a) the addition of a provision to the Company's Articles to allow the alteration of the Company's authorized share structure by shareholders' resolution or by directors' resolution, as more particularly set out in the Company's Information Circular dated October 23, 2015, be approved; and

(b) any director or officer of the Company be authorized and directed to do all acts and things and to execute and deliver all documents required which, in the opinion of such director or officer, may be necessary or appropriate in order to give effect to this resolution."

THE BOARD RECOMMENDS A VOTE "FOR" THE ADDITION OF A PROVISION IN THE COMPANY'S ARTICLES FOR THE ALTERATION OF THE COMPANY'S AUTHORIZED SHARE STRUCTURE.

PROPOSAL 6
ADOPTION OF NEW ARTICLES

The Company's existing Articles were implemented on December 9, 2004. The Directors are recommending that the Company adopt a new form of Articles (the "New Articles") that will include the addition of the Advance Notice Provision and Alteration Provision, subject to receipt of Shareholder approval. The full text of the proposed Articles showing changes from the current Articles of the Company is attached hereto as Schedule "C".

Shareholder Approval

The adoption of the proposed Articles requires the affirmative vote of not less than two-thirds of the votes cast at the Meeting by the Company shareholders, in person or by proxy.

The shareholders will be asked to consider and approve the following:

"BE IT RESOLVED, as a Special Resolution, THAT:

(a) the existing Articles of the Company be cancelled and the new Articles set out in Schedule "C" to the Company's Information Circular dated October 23, 2015, be adopted as the Articles of the Company;

(b) any director or officer of the Company be authorized and directed to do all acts and things and to execute and deliver all documents required which, in the opinion of such director or officer, may be necessary or appropriate in order to give effect to this resolution."

THE BOARD RECOMMENDS A VOTE "FOR" THE ADOPTION OF NEW ARTICLES OF THE COMPANY.

PROPOSAL 7
ANNUAL APPROVAL OF STOCK OPTION PLAN

In accordance with Policy 4.4 of the TSX Venture Exchange (the "Exchange"), "rolling plans" must receive shareholder approval yearly. As such, the directors of the Company wish to seek approval of the Company's 2005 "rolling" stock option plan, amended October 16, 2014 (the "2005 Plan"), which was approved by the shareholders at the Company's 2005 Annual General Meeting, reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant. The purpose of the 2005 Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

The 2005 Plan complies with the current policies of the Exchange for Tier 2 issuers. Under the 2005 Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the 2005 Plan increases with the issue of additional shares of the Company, the 2005 Plan is considered to be a "rolling" stock option plan.

Management is seeking annual shareholder approval for the 2005 Plan including the approval of the number of shares reserved for issuance under the 2005 Plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the 2005 Stock Option Plan

A full copy of the 2005 Plan will be available at the Meeting for review by shareholders. Shareholders may also obtain copies of the 2005 Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the 2005 Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the 2005 Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company prior to the adoption of the Plan).

Maximum Term of Options. The term of any options granted under the 2005 Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a "Tier 1" issuer under the policies of the Exchange. The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the 2005 Plan is determined by the Board of Directors, provided that it is not less than the Discounted Market Price, as that term is defined in the Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price. The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval at the time of the proposed amendment.

Termination. Any options granted pursuant to the 2005 Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death. If such cessation is on account of death, the options terminate on the first anniversary of such cessation. If such cessation is on account of cause, or termination by regulatory sanction or by reason of judicial order, the options terminate immediately. Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the 2005 Plan. The 2005 Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.

Administration. The 2005 Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion. The 2005 Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with Exchange policies. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company has obtained the requisite disinterested shareholder approval), or the issuance to a person employed to provide investor relations activities which exceed 2% of the outstanding common shares of the Company.

Shareholder Approval

Shareholders will be asked at the Meeting to approve the following resolution:

"BE IT RESOLVED THAT the 2005 Stock Option Plan, amended October 16, 2014, be and it is hereby ratified, that in connection therewith the reservation of a maximum of 10% of the issued and outstanding shares at the time of each grant be approved under the plan and that the Board of Directors be and they are hereby authorized, without further shareholder approval, to make such changes to the existing stock option plan as may be required or approved by regulatory authorities."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" AUTHORIZING AND APPROVING THE COMPANY'S 2005 STOCK OPTION PLAN, AMENDED OCTOBER 16, 2014.

OTHER MATTERS

The Company knows of no other matters that are likely to be brought before the Meeting. If, however, other matters not presently known or determined properly come before the Meeting, the persons named as proxies in the enclosed proxy card or their substitutes will vote such proxy in accordance with their discretion with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholder director nominees and proposals which shareholders wish to be considered for inclusion in the Proxy Statement and proxy card for the 2016 Annual General Meeting of Shareholders must be received by the Secretary of the Company by June 15, 2016 and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and Division 7 of Part 5 of the *Business Corporations Act* (British Columbia). After this date, any shareholder proposal will be considered untimely.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company's comparative annual financial statements and MD&A for its most recently completed financial year. Shareholders may request additional copies by (i) mail to 510 4th Street North, Watkins, MN, 55389-0379; or (ii) telephone to: (800) 638-4570.

ANNUAL REPORT ON FORM 10-K

A COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE COMPANY'S YEAR ENDED JUNE 30, 2015 ACCOMPANIES THIS PROXY STATEMENT. AN ADDITIONAL COPY WILL BE FURNISHED WITHOUT CHARGE TO BENEFICIAL SHAREHOLDERS OR SHAREHOLDERS OF RECORD UPON REQUEST TO INVESTOR RELATIONS, INTERNATIONAL BARRIER TECHNOLOGY INC. 510 4TH STREET NORTH, WATKINS, MN, 55389-0379, TELEPHONE: (800) 638-4570.

Dated at Vancouver, British Columbia, this 23rd day of October, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael D. Huddy
Michael D. Huddy
President, Chief Executive Officer and Director

SCHEDULE "A"

Statement of Corporate Governance Disclosure
International Barrier Technology Inc.

The Company's corporate governance disclosure is specifically set out below.

1.   *Board of Directors*

Disclose how the board of directors (the "Board") facilitates its exercise of independent supervision over management, including

(i)   the identity of directors that are independent, and

(ii)   the identity of directors who are not independent, and the basis for that determination.

The Board consists of three directors, of whom two are considered to be independent. The unrelated directors do not have any direct or indirect material relationships with the Company (other than shareholdings) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors independent judgment. David Corcoran and Victor Yates are the independent directors. Michael Huddy is President and Chief Executive Officer of the Company. David Corcoran, through a wholly owned private company, has a consulting agreement with the Company. Although Mr. Corcoran has a material relationship with the Company, it is the view of the Company's Board, that it does not reasonably interfere with the exercise of his independent judgment.

2.   *Directorships*

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

No directors of the Company are directors of any other reporting issuer.

3.   *Orientation and Continuing Education*

Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company's history, performance and strategic plans. The Company has not adopted formal policies respecting continuing education for Board members. The Company encourages directors to undertake continuing education the costs of which are borne by the Company.

4.   *Ethical Business Conduct*

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has not adopted a formal code of business conduct and ethics. The Board is of the view that the fiduciary duties placed on individual directors by the Company's governing legislation and common law together with corporate statutory restrictions on an individual director's participation in Board decisions in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. *Nomination of Directors*

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:

(i)   who identifies new candidates, and

(ii)   the process of identifying new candidates.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual general meeting. The Board takes in to account the number of directors required to carry out the Board's duties effectively and to maintain diversity of views and experience.

The Board has not established a nominating committee and this function is currently performed by the Board as a whole.

6. *Compensation*

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i)   who determines compensation, and

(ii)   the process of determining compensation.

The Board has appointed a Compensation Committee comprised of David Corcoran, Victor Yates and an advisor who is a representative of a significant shareholder. The Compensation Committee considers and makes recommendations to the Board respecting compensation for directors and senior officers.

7. *Other Board Committees*

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no committees other than the Audit Committee and Compensation Committee.

8. *Assessments*

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Charter of the Audit Committee of the Board of Directors
of International Barrier Technology Inc. (the "Company")

Mandate

The primary function of the Audit Committee ("Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Executive Officer and/or the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)   Review and update this Charter annually.

(b)   Review the Company's financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)   Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)   Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.
(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

	i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
	ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
	iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b)	Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)	Review certification process for certificates required under MI 52-109.
(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

<u>Other</u>

    a) Review any related party transactions.
    b) Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters ("Concerns") relating to the Company such that:

        i. an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;
        ii. the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and
        iii. the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

Incorporation Number:

311792

ARTICLES

OF

Incorporation Number:

SCHEDULE "C"

ARTICLES

OF

INTERNATIONAL BARRIER TECHNOLOGY INC.

~~ARTICLES OF INTERNATIONAL BARRIER TECHNOLOGY INC.~~
Articles of "International Barrier Technology Inc.."
(the "Company")

1. ~~1.~~ Interpretation

1.1 Definitions

In these Articles, unless the context otherwise requires:

(a) ~~(1)~~ "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(b) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c) ~~(3)~~ "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d) "legal personal representative" means the personal or other legal representative of the shareholder;

(e) ~~(4)~~ "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(f) ~~(5)~~ "seal" means the seal of the Company, if any;

(g) ~~(6)~~ "solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2 ~~1.2~~ Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to and form a part of these Articles ~~as if they were an enactment~~. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. ~~2.~~ Shares and Share Certificates

2.1 ~~2.1~~ Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 ~~2.2~~ Form of Share Certificate

Each share certificate issued by the Company shall be in such form as the directors may determine and approve and must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 ~~2.3~~ Shareholder Entitled to Certificate or Acknowledgment

~~Each~~Shares may be issued without a share certificate or written acknowledgment. Upon request, however, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate ~~for a share~~or acknowledgement to one of several joint shareholders or to ~~one of the shareholders'~~a duly authorized ~~agents~~agent of one of the joint shareholders will be sufficient delivery to all.

2.4 ~~2.4~~ Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 ~~2.5~~ Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

    (a) ~~(1)~~ order the share certificate or acknowledgment, as the case may be, to be cancelled; and

    (b) ~~(2)~~ issue a replacement share certificate or acknowledgment, as the case may be.

2.6 ~~2.6~~ Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

    (a) ~~(1)~~ proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

    (b) ~~(2)~~ any indemnity the directors consider adequate.

2.7 ~~2.7~~ Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8   ~~2.8~~   Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9   ~~2.9~~   Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles ~~provided~~ or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.   ~~3.~~   Issue of Shares

3.1   ~~3.1~~   Directors Authorized

Subject to the *Business Corporations Act* and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2   ~~3.2~~   Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3   ~~3.3~~   Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4   ~~3.4~~   Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

   (a)   ~~(1)~~   consideration is provided to the Company for the issue of the share by one or more of the following:

      (1)   ~~(a)~~   past services performed for the Company;

      (2)   ~~(b)~~   property; or

(3) ~~(c)~~ money; and

~~(2)~~

      (b)   the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 ~~**3.5**~~ Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. ~~**4.**~~ Share Registers

4.1 ~~**4.1**~~ Central Securities Register

~~As required by and subject to the *Business Corporations Act*, the~~The Company must maintain ~~in British Columbia~~ a central securities register in accordance with the provisions of the *Business Corporations Act*. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 ~~**4.2**~~ Closing Register

The Company must not at any time close its central securities register.

5. ~~**5.**~~ Share Transfers

5.1 ~~**5.1**~~ **Private Issuer Restrictions**
The provisions of Article 27 shall apply to any proposed transfer of a share of the Company.

5.2 Registering Transfers **where Certificate or Acknowledgement**

A transfer of a share of the Company for which a share certificate has been issued or for which the shareholder has received a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

      (a)   ~~(1)~~ an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share ~~has been received by the Company or its transfer agent~~;

      (b)   ~~(2)~~ if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate ~~has been surrendered to the Company or its transfer agent~~;

(c)   (3)   if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment ~~has been surrendered to the Company or its transfer agent~~; and

(d)   (4)   such other evidence, if any, as the directors or the transfer agent may require to prove the title of the transferor or his duly authorized attorney or the right to transfer the shares, and the right of the transferee to have the transfer registered.

5.3   ~~5.2~~   Registering Transfers where no Certificate or Acknowledgement

A transfer of a share of the Company for which a share certificate has not been issued or for which the shareholder has not received a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate (for example, where shares are issued in book-only form), must not be registered unless the requirements for transfer as approved by the directors have been met.

5.4   Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.5   ~~5.3~~   Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.6   ~~5.4~~   Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)   (1)   in the name of the person named as transferee in that instrument of transfer; or

(b)   (2)   if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.7   ~~5.5~~   Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.8 ~~5.6~~ Transfer Agent

The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.9 ~~5.7~~ **Transfer Fee**

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. ~~6.~~ Transmission of Shares

6.1 ~~6.1~~ Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative~~, or if~~ of the shareholder ~~was a~~, in the case of shares registered in the shareholders' name and the name of another person in joint ~~holder~~tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 ~~6.2~~ Rights of Legal Personal Representative

Subject to Article 6.1, on death or bankruptcy, the legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

6.3 ~~6.3~~ Registration of Legal Personal Representative

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the *Business Corporations Act* requires, or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

7. ~~7.~~ Purchase and Redemption of Shares

7.1 ~~7.1~~ Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms ~~specified in such resolution~~the directors determine. The Company may, by a resolution of directors, cancel any of its shares purchased by the Company, and upon the cancellation of such shares the number of issued shares shall be reduced accordingly.

7.2 ~~7.2~~ Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

    (a)   ~~(1)~~ the Company is insolvent; or

    (b)   ~~(2)~~ making the payment or providing the consideration would render the Company insolvent.

7.3 ~~7.3~~ Sale and Voting of Purchased Shares

If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

    (a)   ~~(1)~~ is not entitled to vote the share at a meeting of its shareholders;

    (b)   ~~(2)~~ must not pay a dividend in respect of the share; and

    (c)   ~~(3)~~ must not make any other distribution in respect of the share.

8. ~~8.~~ Borrowing Powers

The Company, if authorized by the directors, may:

    (a)   ~~(1)~~ borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

    (b)   ~~(2)~~ issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

    (c)   ~~(3)~~ guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

    (d)   ~~(4)~~ mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9. ~~9.~~ Alterations

9.1 ~~**9.1**~~ Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(a) ~~(1)~~ either by directors' resolution or by ordinary resolution~~,~~, at the election of the directors in their sole discretion:

(1) create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

~~(2)   by ordinary create one or more series of shares within a class or, if none of the shares of a series of shares are allotted or issued, eliminate that series of shares;~~

(2) ~~(3)   by ordinary resolution~~ increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) ~~(4)   by ordinary resolution~~ subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) ~~(5)~~ if the Company is authorized to issue shares of a class of shares with par value~~, by ordinary resolution~~:

i ~~(a)~~ decrease the par value of those shares; or

ii ~~(b)~~ if none of the shares of that class of shares are allotted or issued, increase the par value of   those shares;

(5) ~~(6)   by ordinary resolution~~ change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) ~~(7)   by ordinary resolution~~ alter the identifying name of any of its shares; ~~or~~

(7) ~~(8)   by ordinary resolution or special resolution~~ otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act~~.~~; or

(b) ~~9.2~~ by ordinary resolution otherwise alter its shares or authorized share structure;

and alter its Articles and Notice of Articles accordingly.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(a) ~~(1)~~ Either by directors' resolution or by ordinary resolution~~,~~, at the election of the directors in their sole discretion, create special rights ~~and~~or restrictions for, and attach those special rights ~~and~~or restrictions to, the shares of any class or series~~, whether or not~~ of shares, if none of those shares have been issued; or vary or delete any ~~or all~~special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(b) ~~(2)~~ by ordinary resolution vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued~~.~~

~~9.3~~ and alter its Articles and Notice of Articles accordingly.

9.3   Special Rights and Restrictions Attached to Preferred Shares
The special rights and restrictions that may be attached to a series of Preferred Shares may include, without in any way limiting or restricting the generality of such paragraph, rights and restrictions respecting the following:

   (a)   the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof;

   (b)   the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights;

   (c)   the restrictions respecting the payment of dividends on, or the repayment of capital in respect of, any other shares of the Company;

   (d)   voting;

   (e)   the issuance of any shares of any other class or series of shares of the Company or any evidences of indebtedness or any other securities convertible into or exchangeable for such shares;

   (f)   priority in liquidation; and

   (g)   participation on winding-up.

9.4   Change of Name

The Company may by ~~ordinary resolution or~~ directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.5   ~~9.4~~ Other Alterations

~~If~~The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act,* may:

   (a)   by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

   (b)   if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ~~special resolution~~directors' resolution or by ordinary resolution, in each case as determined by the directors, alter these Articles.

   ~~10.~~

10. Meetings of Shareholders

10.1 ~~10.1~~ Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 ~~10.2~~ Consent Resolution Instead of Meeting of Shareholders

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 ~~10.3~~ Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 ~~10.4~~ Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution and any notice of a general meeting, class meeting or series meeting or to consider approving the adoption of an amalgamation agreement, the approval of any amalgamation into a foreign jurisdiction or the approval of any arragement), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

    (a)   ~~(1)~~ if and for so long as the Company is a public company, 21 days;

    (b)   ~~(2)~~ otherwise, 10 days.

10.5 **A Notice of Resolution to Which Shareholders May Dissent**

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent and a copy of the proposed resolution at lease the following number of days before the meeting:

    (a)   if and for so long as the Company is a public company, 21 days;

    ~~(a)~~(b)   otherwise, 10.~~5~~ days.

(c)

10.6   Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)   (1)   if and for so long as the Company is a public company, 21 days;

(b)   (2)   otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7   10.6   Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8   10.7   Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.9   10.8   Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)   (1)   state the general nature of the special business; and

(b)   (2)   if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(1)   (a)   at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(2)   (b)   during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

~~11.~~
10.10   Location of Meetings of Shareholders

The Company will hold meetings of shareholders in British Columbia, subject to the directors, by resolution, approving a location for such meetings outside of British Columbia.

11. Proceedings at Meetings of Shareholders

11.1   ~~11.1~~ Special Business

At a meeting of shareholders, the following business is special business:

(a)   ~~(1)~~ at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)   ~~(2)~~ at an annual general meeting, all business is special business except for the following:

   (1)   ~~(a)~~ business relating to the conduct of or voting at the meeting;

   (2)   ~~(b)~~ consideration of any financial statements of the Company presented to the meeting;

   (3)   ~~(c)~~ consideration of any reports of the directors or auditor;

   (4)   ~~(d)~~ the setting or changing of the number of directors;

   (5)   ~~(e)~~ the election or appointment of directors;

   (6)   ~~(f)~~ the appointment of an auditor;

   (7)   ~~(g)~~ the setting of the remuneration of an auditor;

   (8)   ~~(h)~~ business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

   (9)   ~~(i)~~ any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2   ~~11.2~~ Majority Required for a Special Resolution

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3   ~~11.3~~ Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders pursuant to these articles, present in person or by proxy.

11.4 ~~11.4~~ Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5 ~~11.5~~ Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 ~~11.6~~ Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

    (a) ~~(1)~~ in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

    (b) ~~(2)~~ in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 ~~11.7~~ Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(~~2~~b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8 ~~11.8~~ Chair

The following individuals are entitled to preside as chair at a meeting of shareholders:

    (a) ~~(1)~~ the chair of the board, if any; or

    (b) ~~(2)~~ if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company; or

    (c) ~~(3)~~ if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, the solicitor of the Company.

11.9 ~~11.9~~ Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10   ~~11.10~~ Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11   ~~11.11~~ Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12   ~~11.12~~ Decisions by Show of Hands, Verbal Statements, or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.13   ~~11.13~~ Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14   ~~11.14~~ Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15   ~~11.15~~ Casting Vote

In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16   ~~11.16~~ Manner of Taking Poll

Subject to Article 11.~~17~~18, if a poll is duly demanded at a meeting of shareholders:

(a)   (1)   the poll must be taken:

    (1)   (a)   at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

    (2)   (b)   in the manner, at the time and at the place that the chair of the meeting directs;

(b)   (2)   the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)   (3)   the demand for the poll may be withdrawn by the person who demanded it.

11.17   11.17   Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18   11.18   Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19   11.19   Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20   11.20   **No** Demand for Poll **on Election of Chair**

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21   11.21   Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22   11.22   Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.   12.   Votes of Shareholders

12.1   12.1   Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

    (a)   ~~(1)~~ on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

    (b)   ~~(2)~~ on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2   ~~12.2~~ Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3   ~~12.3~~ Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

    (a)   ~~(1)~~ any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

    (b)   ~~(2)~~ if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4   ~~12.4~~ Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5   ~~12.5~~ Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

    (a)   ~~(1)~~ for that purpose, the instrument appointing a representative must:

        (1)   ~~(a)~~ be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

         (2)   ~~(b)~~   be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

    (b)   ~~(2)~~   if a representative is appointed under this Article 12.5:

         (1)   ~~(a)~~   the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

         (2)   ~~(b)~~   the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6   ~~12.6~~   Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7   ~~12.7~~   Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders ~~of the Company~~ may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8   ~~12.8~~   Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9   ~~12.9~~   ~~When~~ Proxy Holder Need Not Be Shareholder

A person who is appointed as a proxy holder need not be a shareholder of the Company.

12.10   ~~12.10~~   Deposit of Proxy

A proxy for a meeting of shareholders must:

    (a)   ~~(1)~~   be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)   (2)   unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 ~~12.11~~ Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)   (1)   at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)   (2)   by the chair of the meeting, before the vote is taken.

12.12 ~~12.12~~ Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

<center>

[name of company]
(the "Company")

</center>

The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ————————————————
————_____

Signed *[month, day, year]*   ————————————————————

————————————

[Signature of shareholder]   ————————————————————

————————————

[Name of shareholder—printed]
~~12.13~~ ————

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)   (1)   received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)   (2)   provided, at the meeting, to the chair of the meeting.

12.14 ~~12.14~~ Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a) ~~(1)~~ if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b) ~~(2)~~ if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 ~~12.15~~ Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. ~~13.~~ Directors

13.1 ~~13.1~~ First Directors; Number of Directors

If the Company is not a pre-existing company under the *Business Corporations Act*, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a) ~~(1)~~ subject to paragraphs (~~2~~b) and (~~3~~c), the number of directors that is equal to the number of the Company's first directors if applicable;

(b) ~~(2)~~ if the Company is a public company, the greater of three and the most recently set of:

(1) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(2) the number of directors set under Article 14.4;

(c) if the Company is not a public company, the most recently set of:

(1) ~~(a)~~ the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(2) ~~(b)~~ the number of directors set under Article 14.4~~;~~.

~~(3)~~

~~(d) if the Company is not a public company, the most recently set of:~~

~~(1) (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and~~
~~(b) the number of directors set under Article 14.4.~~

13.2 ~~13.2~~ Change in Number of Directors

If the number of directors is set under Articles 13.1(~~2)(a) or 13.~~b)(1~~3)(a)~~ or 13.1(c)(1):

(a) ~~(1)~~ the shareholders may contemporaneously elect or appoint the directors up to that number; and

(b)   (2)   andsubject to Article 14.8, if the shareholders do not contemporaneously elect or appoint the number of directors set resulting in vacancies, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3   ~~13.3~~   Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4   ~~13.4~~   Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5   ~~13.5~~   Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6   ~~13.6~~   Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7   ~~13.7~~   Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8   ~~13.8~~   Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.   ~~14.~~ Election and Removal of Directors

14.1   ~~14.1~~   Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)   ~~(1)~~   the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors set under these Articles from time to time; and

(b)   ~~(2)~~   all the directors cease to hold office immediately before the election or appointment of directors under paragraph (~~1~~a), but are eligible for re-election or re-appointment.

14.2 ~~14.2~~ Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

    (a) ~~(1)~~ that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

    (b) ~~(2)~~ that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

    (c) ~~(3)~~ with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 ~~14.3~~ Failure to Elect or Appoint Directors

If:

    (a) ~~(1)~~ the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

    (b) ~~(2)~~ the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

    (a) ~~(3)~~ ~~the date on which~~when his or her successor is elected or appointed; and

    (b) ~~(4)~~ ~~the date on which~~when he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 ~~14.4~~ Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 ~~14.5~~ Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 ~~14.6~~ Remaining ~~Directors~~Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of ~~summoning~~calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 ~~14.7~~ Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 ~~14.8~~ Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a) ~~(1)~~ one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) ~~(2)~~ in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 ~~14.9~~ Ceasing to be a Director

A director ceases to be a director when:

(a) ~~(1)~~ the term of office of the director expires;

(b) ~~(2)~~ the director dies;

(c) ~~(3)~~ the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(d) ~~(4)~~ the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 ~~14.10~~ Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 ~~14.11~~ Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

14.12 ~~15.~~ **Nominations Of Directors.**

(a) This Article 14.12 only applies to the Company if and for so long as it is a:

(1) public company; or

(2) a pre-existing reporting company which has the Statutory Reporting Company Provisions as part

of its Articles or to which the Statutory Reporting Company Provisions apply.

(b) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

 (1) by or at the direction of the board, including pursuant to a notice of meeting;

 (2) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

 (3) by any person (a "Nominating Shareholder") who:

  (i) at the close of business on the date of the giving of the notice provided for in this Article 14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns one or more shares that are entitled to be voted at such meeting; and

  (ii) complies with the notice procedures set forth below in this Article 14.12.

(c) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given (i) timely notice thereof in proper written form to the secretary of the Company, if any, or such other officer of the Company acting in that capacity, at the principal executive offices of the Company, and (ii) the representation and agreement with respect to each candidate for nomination to the secretary of the Company as required by, and within the time period specified in this Article 14.12(f).

(d) To be timely, a Nominating Shareholder's notice under Article 14.12(c) must be made:

 (1) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made (the "Notice Date"), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

 (2) in the case of a special meeting of shareholders which is not also an annual meeting, and is called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the Notice Date.

In no event shall any adjournment or postponement of a meeting of shareholders, or the announcement of an adjournment or postponement, commence a new time period for the giving of a Nominating Shareholder's notice as described above.

(e) To be in proper written form, a Nominating Shareholder's notice under Article 14.12(c) must set forth:

 (1) for each person whom the Nominating Shareholder proposes to nominate for election as a director:

  (i) the name, age, business address and residential address of the person;

  (ii) the principal occupation or employment of the person;

  (iii) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the date of the notice and as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred);

    (iv)   a statement as to whether such person would be "independent" of the Company (within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

    (v)   any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* and Applicable Securities Laws (as defined below); and

    (2)   for the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the *Business Corporations Act* and Applicable Securities Laws (as defined below).

(f)   To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this Article 14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting of shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g)   No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12, provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder at a meeting of shareholders of any matter, other than the nomination of directors, in respect of which the shareholder would have been entitled to submit a proposal pursuant to the provisions of the *Business Corporations Act*. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Article 14.12 and, if any proposed nomination is not in compliance with this Article 14.12, to declare that such defective nomination shall be disregarded.

(h)   For purposes of this Article 14.12:

    (1)   "public announcement" shall mean disclosure in:

        (i)   a press release reported by a national news service in Canada; or

        (ii)   a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR), or such other electronic disclosure service as the Company is required to utilize for the filing of continuous disclosure documents pursuant to Applicable Securities Laws; and

    (2)   "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or

promulgated under any such legislation, and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(i) Notice given under Article 14.12(c) may only be given by personal delivery, facsimile transmission or email, and shall be deemed to have been given and made at the time it is sent to the secretary of the Company, if any, or such other officer of the Company acting in that capacity, by:

(1) personal delivery to the address of the principal executive offices of the Company;

(2) facsimile transmission, at such facsimile number as stipulated from time to time for the purposes of this notice by the secretary of the Company, if any, or such other officer of the Company acting in that capacity, and provided that receipt of confirmation of such transmission has been received; or

(3) email, at such email address as stipulated from time to time for the purposes of this notice by the secretary of the Company, if any, or such other officer of the Company acting in that capacity, and provided that receipt of confirmation of such transmission has been received.

If such delivery or electronic communication is made on a day which is a not a business day in Vancouver, British Columbia, or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j) Notwithstanding any other provision of this Article 14.12, the board may, in its sole discretion, waive any requirement of this Article 14.12.

15. Alternate Directors

15.1   15.1   Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2   15.2   Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3   15.3   Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)   (1)   will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)   (2)   has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c) ~~(3)~~ will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d) ~~(4)~~ has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 ~~15.4~~ Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 ~~15.5~~ Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 ~~15.6~~ Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 ~~15.7~~ Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a) ~~(1)~~ his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b) ~~(2)~~ the alternate director dies;

(c) ~~(3)~~ the alternate director resigns as an alternate director by notice in writing provided to the Company or a solicitor for the Company;

(d) ~~(4)~~ the alternate director ceases to be qualified to act as a director; or

(e) ~~(5)~~ his or her appointor revokes the appointment of the alternate director.

15.8 ~~15.8~~ Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. 16. Powers and Duties of Directors

16.1   ~~16.1~~—Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2   ~~16.2~~—Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3   ~~17.~~   **~~Disclosure~~Setting the Remuneration** of ~~Interest~~**Auditors**

The directors may from time to time set the remuneration of the auditors of the Company.

17. Disclosure of Interests of Directors and officers

17.1   ~~17.1~~—Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2   ~~17.2~~—Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3   ~~17.3~~—Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 ~~17.4~~ Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 ~~17.5~~ Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 ~~17.6~~ No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 ~~17.7~~ Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 ~~17.8~~ Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. ~~18.~~ Proceedings of Directors

18.1 ~~18.1~~ Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 ~~18.2~~ Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 ~~18.3~~ Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

    (a) ~~(1)~~ the chair of the board, if any;

    (b) ~~(2)~~ in the absence of the chair of the board, the president, if any, if the president is a director; or

    (c) ~~(3)~~ any other director chosen by the directors if:

    (1) (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

    (2) (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

    (3) (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 ~~18.4~~ Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors~~-~~:

  (a) in person ~~or~~;

  (b) by telephone~~-~~; or

  (c) with the consent of all directors, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. ~~A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation.~~ A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 ~~18.5~~ Calling of Meetings

A director may, and the president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 ~~18.6~~ Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 ~~18.7~~ When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

  (a) (1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

  (b) (2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 ~~18.8~~ Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 ~~18.9~~ Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 ~~18.10~~ Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 ~~18.11~~ Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 ~~18.12~~ Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, ~~email~~e-mail or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. ~~19.~~ Executive and Other Committees

19.1 ~~19.1~~ Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(a) ~~(1)~~ the power to fill vacancies in the board of directors;

(b) ~~(2)~~ the power to remove a director;

(c) ~~(3)~~ the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) ~~(4)~~ such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2   19.2   Appointment and Powers of Other Committees

The directors may, by resolution:

    (a)   (1)   appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

    (b)   (2)   delegate to a committee appointed under paragraph (1a) any of the directors' powers, except:

        (1)   (a)   the power to fill vacancies in the board of directors;

        (2)   (b)   the power to remove a director;

        (3)   (c)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

        (4)   (d)   the power to appoint or remove officers appointed by the directors; and

    (c)   (3)   make any delegation referred to in paragraph (2b) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3   19.3   Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

    (a)   (1)   conform to any rules that may from time to time be imposed on it by the directors; and

    (b)   (2)   report every act or thing done in exercise of those powers at such times as the directors may require.

19.4   19.4   Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

    (a)   (1)   revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

    (b)   (2)   terminate the appointment of, or change the membership of, the committee; and

    (c)   (3)   fill vacancies in the committee.

19.5   19.5   Committee Meetings

Subject to Article 19.3(1a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

    (a)   (1)   the committee may meet and adjourn as it thinks proper;

(b)　　(2)　　the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)　　(3)　　a majority of the members of the committee constitutes a quorum of the committee; and

(d)　　(4)　　questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.　20.　Officers

20.1　20.1　Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2　20.2　Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)　　(1)　　determine the functions and duties of the officer;

(b)　　(2)　　entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)　　(3)　　revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3　20.3　Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4　20.4　Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinksthink fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.　21.　Indemnification

21.1　21.1　Definitions

In this Article 21:

(a)　　(1)　　"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)　　(2)　　"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(1) ~~(a)~~ is or may be joined as a party; or

(2) ~~(b)~~ is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c) ~~(3)~~ "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 ~~**21.2**~~ Mandatory Indemnification of ~~**Directors and Former Directors**~~**Eligible Parties**

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 ~~**21.3**~~ Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 ~~**21.4**~~ Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or ~~these,~~ these Articles or, if applicable, any former *Companies Act* or former Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 ~~**21.5**~~ Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a) ~~(1)~~ is or was a director, alternate director, officer, employee or agent of the Company;

(b) ~~(2)~~ is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c) ~~(3)~~ at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d) ~~(4)~~ at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. 22. Dividends

22.1   ~~22.1~~   Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2   ~~22.2~~   Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3   ~~22.3~~   No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4   ~~22.4~~   Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5   ~~22.5~~   Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6   ~~22.6~~   Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)   ~~(1)~~   set the value for distribution of specific assets;

(b)   ~~(2)~~   determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)   ~~(3)~~   vest any such specific assets in trustees for the persons entitled to the dividend.

22.7   ~~22.7~~   When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8   ~~22.8~~   Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9   ~~22.9~~   Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10   ~~22.10~~   Dividend Bears No Interest

No dividend bears interest against the Company.

22.11   ~~22.11~~   Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12   ~~22.12~~   Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the registered address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13   ~~22.13~~   Capitalization of **Retained Earnings or** Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part ~~of the surplus~~thereof.

23.   ~~23.~~Documents, Records and Reports

23.1   ~~23.1~~   Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2   ~~23.2~~   Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.   ~~24.~~ Notices

24.1   ~~24.1~~   Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)   ~~(1)~~   mail addressed to the person at the applicable address for that person as follows:

  (1)   ~~(a)~~   for a record mailed to a shareholder, the shareholder's registered address;

  (2)   ~~(b)~~   for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

  (3)   ~~(c)~~   in any other case, the mailing address of the intended recipient;

(b)   ~~(2)~~   delivery at the applicable address for that person as follows, addressed to the person:

  (1)   ~~(a)~~   for a record delivered to a shareholder, the shareholder's registered address;

  (2)   ~~(b)~~   for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

  (3)   ~~(c)~~   in any other case, the delivery address of the intended recipient;

(c)   ~~(3)~~   sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)   ~~(4)~~   sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)   ~~(5)~~   physical delivery to the intended recipient; and

(f)   ~~(6)~~   delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2   ~~24.2~~   Deemed Receipt of Mailing

A notice, statement, report or other record that is~~:~~:

(a)   mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, (Saturdays, Sundays and holidays excepted~~,~~), following the date of mailing~~.~~;

(b)   faxed to a person to the fax number provided by that person referred to in Article 24.3——1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c)   e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3   Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf forof the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted bysent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4   24.4——Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5   24.5——Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)   (1)——mailing the record, addressed to them:

(1)   (a)——by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(2)   (b)——at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)   (2)——if an address referred to in paragraph (1)(ba)(2) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6   25.——Undelivered Notices

If any record sent to a shareholder pursuant to Article 24.1 is returned on two consecutive occasions because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25. Seal

25.1   25.1——Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)   (1)   any two directors;

(b)   (2)   any officer, together with any director;

(c)   (3)   if the Company only has one director, that director; or

(d)   (4)   any one or more directors or officers or persons as may be determined by the directors.

25.2   25.2   Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3   25.3   Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.   26.   Mechanical Reproductions of Signatures

26.1   26.1   **Instruments may be Mechanically Signed**

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the *Business Corporations Act* or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

26.2   26.2   **Definitions of Instruments**

The term "instrument" as used in Article 26.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

27. Prohibitions

27.1   Definitions

In this Article 27:

      (a)   "designated security" means:

            (1)   a voting security of the Company;

            (2)   a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

            (3)   a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

      (b)   "security" has the meaning assigned in the *Securities Act* (British Columbia);

      (c)   "voting security" means a security of the Company that:

            (1)   is not a debt security, and

            (2)   carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

27.2   Application

Article 27.3 does not apply to the Company if and for so long as it is a:

      (a)   public company; or

      (b)   a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

27.3   Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

The foregoing constitute the Articles of the Company	**Date of signing**
_____ ~~DAVID CORCORAN, Director~~ _____ Michael D. Huddy, President and CEO	_____ _____, 2015



ANNUAL REPORT ON
FORM 10-K
For the fiscal year ended June 30, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Fiscal Year Ended June 30, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

Commission File Number: 000-20412

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of registrant as specified in its charter)

British Columbia, Canada	N/A
(State or Incorporation or Organization)	(IRS Employer ID No.)

510 4th Street North, Watkins, Minnesota, USA 55389
(Address of principal executive offices)

Issuer's Telephone Number, 320-764-5797

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares without par value.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [**X**] No

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ] Yes [**X**] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ] Yes [**X**] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [**X**]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [**X**] No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (OTCQB). **December 31, 2014= $16,039,773**

Common Shares outstanding at **August 31, 2015** **47,807,426 shares**

Index to Exhibits on Page 54

TABLE OF CONTENTS

INTRODUCTION

International Barrier Technology Inc. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "Barrier", "we", "our" and "us" refer to International Barrier Technology Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at 510 4th Street North, Watkins, Minnesota, USA 55389. Our telephone number is 320-764-5797.

BUSINESS OF INTERNATIONAL BARRIER TECHNOLOGY INC.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials designed to help protect people and property from the destruction of fire. The Company uses a patented, non-combustible, non-toxic *Pyrotite*® formulation that is used to coat wood panels and has potential application to engineered wood products, paint, plastics, and expanded polystyrene. Sales have been US$8.5 million and US$8.2 million during Fiscal 2015 and 2014, respectively.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars ("$").

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, principally in ITEM #1, "Business" and ITEM #7, "Management's Discussion and Analysis or Plan of Operation". These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company's strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

1.A. General Development of Business

Introduction
International Barrier Technology Inc. and its subsidiaries are collectively hereinafter referred to as the "Company".

Incorporated in July 1986, pursuant to agreements, the Company acquired the rights to the Pyrotite® Technology for Canada in July 1986 and for the United States in March 1992. The Canadian rights and the US rights under the 1992 agreement were voluntarily terminated in January 1996 due to marketing conflict with a corporation which acquired the licensor's rights to the technology. A new agreement for the rights in the United States was signed in January 1996 and revised in March 1996. The Company acquired the world-wide rights to the Pyrotite® technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks pursuant to a March 2004 agreement. The Company completed construction of a new manufacturing facility in Minnesota, USA in December 1995; the facility was upgraded to include substantial automation, increased capacity and product quality in April/May 2000; as Barrier continued to achieve double digit growth year after year, it decided the current manufacturing facility needed to be expanded. The planning and development of a higher volume and more fully automated facility began in 2004; the first phase that included the building addition was complete in March 2005. The second phase of the new line development was complete in August 2005 and the first commercial production run was in March 2006. The final phase of equipment installation, shake down improvements, and training was complete in late 2006 at which time full commercial production began.

The Company has been involved in the development and manufacturing/marketing of fire-rated building products since 1986, including current products: Pyrotite®, a fire-barrier material comprised of the patented formulation reinforced with chopped fiberglass strands and applied adhered directly to structural sheathing (OSB – oriented strand board or plywood) designed to prevent ignition and inhibit the spread of flames. The products are currently marketed through exclusive supply agreements as LP® FlameBlock® Fire-Rated OSB Sheathing into Residential Roof Deck, Wall Assembly, Wildland Urban Interface Zones, and Structurally Insulated Panel market; and Blazeguard® FR Deck Panel into the Commercial Modular Market. In August 2015, LP and Barrier extended their existing Supply Agreement through December 31, 2019. LP is the largest producer of Oriented Strand Board (OSB) in the world and believes that Barrier's Pyrotite® Technology will help them achieve their strategy of providing a number of value added OSB products to the building community. The agreement gives LP the exclusive right to sell Pyrotite® treated panel products in North America, in all markets other than Commercial Modular, under their brand name LP® FlameBlock® Fire-Rated OSB Sheathing. During the 2014 fiscal year, the Company granted a license for the manufacture and distribution of Pyrotite® products in a plant in the European Union and Russia. The agreement contemplates the Licensee developing additional production facilities over the term of the license. In August 2015, the Company granted a license to LP for the manufacture and distribution of Pyrotite® products in a plant in Clarke County Alabama.

The Company's executive office is located at:
 510 4th Street North, Watkins, Minnesota, USA 55389
 Telephone: (320) 764-5797
 Telephone: (800) 638-4570
 Facsimile: (320) 764-5799
 e-mail: info@intlbarrier.com
 website: www.intlbarrier.com

The Company's registered office is located at:
 1750, 750 West Pender St., Vancouver, BC, Canada V6C 2T8
 Telephone: (800) 638-4570; and
 Facsimile: (320) 764-5799.

The contact person is: Melissa McElwee; CFO.

The Company's fiscal year ends June 30th.

The Company's common shares trade in Canada on the TSX Venture Exchange under the symbol "IBH.V" and in the United States on the OTCQB Bulletin Board under the symbol "IBTGF".

The Company has 100,000,000 no par common shares authorized. At 6/30/2015, the end of the Company's most recent fiscal year, there were 47,807,426 common shares issued and outstanding.

History and Development

Incorporation and Name Changes. The Company was incorporated in British Columbia under the *British Columbia Company Act* on 7/10/86 under the name "Barrier Technology Inc."; the name was changed to "International Barrier Technology Inc." on 3/11/1996. The Company adopted new By-Laws on 12/09/2004 to comply with the new British Columbia Corporation Act enacted on 3/29/2004.

Subsidiaries. The Company has two wholly-owned subsidiaries:
a) Pyrotite Coatings of Canada Inc.
   incorporated in British Columbia on 7/10/1986
b) Barrier Technology Corporation
   incorporated in Minnesota, USA on 5/8/1996

Existing Marketing/Licensing Agreements:
1. Mulehide Products, Inc., Commercial Modular Building Industry for Class A products
2. LP® Building Products, Multi-family Residential Roof Deck, Wall Assembly, and Structural Insulated Panel Markets.
3. License agreement – European Union/Russia.
4. License agreement – LP® Building Products, Clarke County, Alabama.

SEC Filing Status. After Fiscal 2005 year end, the Company ceased being a "foreign private issuer" eligible to file its Fiscal 2006 Annual Report on Form 20-F; beginning Calendar 2006, the Company began filing Form 10-QSB and Form 10-KSB as its primary disclosure documents. As a "smaller reporting company", the Company has transitioned to using the Form 10-K Annual Report.

Financings. The Company has financed its operations through borrowings and/or private issuance of common shares:

Fiscal 2011: 40,000 units at US$0.09 per unit = US$3,600
Fiscal 2012: US$200,000 from the issuance of convertible debentures
Fiscal 2013: US$40,000 from the issuance of convertible debentures
Fiscal 2014: 100,000 units at US $0.097 per unit = US$9,700
Fiscal 2015: 3,252,500 units at US $0.10 per unit = US$325,250

Capital Expenditures
Fiscal 2011: $ 74,857, purchase of plant and equipment
Fiscal 2012: $ 116,363, purchase of plant and equipment
Fiscal 2013: $ 155,121, purchase of plant and equipment
Fiscal 2014: $ 134,124, purchase of plant and equipment
Fiscal 2015: $ 474,723, purchase of plant and equipment

1.B. Financial Information About Segments
Refer to the audited financial statements for Fiscal 2015 ended June 30th (footnote #11 "Segmented Information and Sales Concentration") for this information.

1.C. Narrative Description of Business
International Barrier Technology Inc. (Barrier) manufactures and sells fire-rated building materials in the United States. Barrier has a patented fire protective material (Pyrotite®) that is applied to building materials to greatly improve their respective fire resistant properties. Coated wood panel products are sold to builders through building product distribution companies all over the United States. Many of the top multifamily homebuilders in the US utilize Barrier's fire-rated structural panel manufactured with Pyrotite® in areas where the building code requires the use of a fire-rated building panel.

Barrier sells LP® FlameBlock Fire-Rated OSB Sheathing to LP® Building Products and sales to LP accounted for 73% of Fiscal 2015 revenues. Barrier sells Blazeguard FR Deck Panel to ABC Supply Company (parent company of Mule-Hide Products, Inc.) and sales to the commercial modular market accounted for 27% of Fiscal 2015 revenues. Barrier sold LP® FlameBlock Fire-Rated OSB Sheathing to LP® Building Products and sales to LP accounted for 72% of Fiscal 2014 revenues. Barrier sold MuleHide FR Deck Panel to MuleHide Products, Inc. (who sold to ABC Supply, Co.) and sales to MuleHide accounted for 28% of Fiscal 2014 revenues.

Barrier's business is based on the premise that building projects occasionally require fire resistive performance. Whether based on a requirement of a national or local building code, the possibility for lower insurance rates, or simply the desire for safety by a building owner, Barrier's health as a manufacturing company is based on a demand for resistive building products. Any factor that could mitigate the demand for fire resistive construction could have a negative impact on Barrier.

Barrier suffers a larger risk in the possibility that a new generation of technology that will impart fire resistance to building products may be developed. New technology may serve to decrease the demand for Barrier's Pyrotite® products if the new technology proved to impart either better characteristics of fire performance or was found to be less expensive to produce and market than products manufactured with Pyrotite®. Barrier's management team makes a concerted effort to stay abreast of new technologies as they are being developed. Barrier does this by staying in close contact with the industry via trade associations (e.g. The National Association of Home Builders, NAHB) and the independent research laboratories that are asked to test these new technologies and products as they are developed. However, there is no guarantee that the Company is able to adopt and utilize the new technology. New technologies require years of testing, not only in development but in use, before they are accepted and "evaluated for use" by the major building code agencies such as The International Code Council (ICC).

Barrier's business is directly related to housing/building starts in the United States. Any factor resulting in a slowdown of economic activity, especially those that result in an increase in interest rates will have a negative impact on Barrier's business. New housing starts in the U.S. continue to be on the rise. The U.S. Census Bureau reported 1,206,000 new housing starts in July 2015 (adjusted on an annual basis). July's numbers were 0.2 percent higher than the June 2015 estimate of 1,204,000 and 10.1 percent higher than the July 2014 annually adjusted rate of 1,095,000. There continues to be a risk that the economy is not yet stable enough to support long term improvements in new housing starts. If housing growth becomes unstable, sales of Pyrotite® products could be negatively impacted or unpredictable.

Barrier presumes that corporate growth will be funded from positive cash flow, conventional bank loans, and from the occasional sale of equity to generate needed capital. The business plan anticipates stable sales volumes at the MN plant as production levels are approaching capacity limitations. However, Barrier anticipates growth in Pyrotite products in the marketplace when the new LP plant in the southeastern US ramps up production over the next few years. Companies experiencing rapid growth depend upon solid support both in the market place and in the manufacturing facilities themselves. Ensuring that capital is available to increase production capacity and to provide support materials and training in the market place is essential to success.

Barrier is relatively "thin" in its management team. Barrier has intentionally kept the number of middle and upper management at a minimum in an effort to conserve financial resources. As the company grows it will be essential to have new talent emerging to help provide leadership in the factories of production and in the market place to introduce the products to new markets: both in geography and in use. As long as the management team is thin, the impact of losing a key player is very large.

Barrier relies on key relationships with industry leaders to maintain its position in the market place. Barrier is dependent upon suppliers to provide key elements of production at critical times at reasonable prices. While the majority of these materials are readily available and abundant, without quality suppliers providing reasonable terms of sales, Barrier would not be able to stay in business: there would be no operating or working goods of production to use in the manufacturing process.

R&D activity continues to focus on developing and improving the designs of existing 1 and 2-hr certified interior and exterior wall assemblies. New R&D projects were launched during the current fiscal year to examine the development of fire-rated engineered wood products (EWP), including I-joist and Rimboard. With the expanded use of EWP in building applications, as an alternative to solid sawn lumber, the importance of evaluating their performance during a fire has escalated tremendously. Efforts to develop fire-rated EWP are at an early stage, however, largely because building code requirements and the acceptance criteria for evaluating performance and suitability are still being developed. During the reporting period, a new UL certified fire-rated I-Joist listing was secured, with further testing planned. Barrier feels there is great opportunity here, and will continue to pursue techniques to fire treat EWP with our Pyrotite® Technology as the year progresses. During the fiscal year, Barrier applied for and was granted a provisional patent for treating I-Joists with Pyrotite®. During the year ended June 30, 2015, the Company incurred research and development costs of $30,356 (2014: $27,740).

Seasonality
The building products industry in the United States does experience seasonality with housing starts generally depressed in winter months. Barrier's Pyrotite® products, however, are sold in housing markets that have excellent winter business, including the states of Georgia, Texas, Florida and California. Also, much of the modular housing, including the foam core panel market, performs a considerable amount of their required construction inside factories. Since the work is done within protected environments they tend to be less impacted by the winter season than typical building projects. Seasonality, therefore, is not considered to be a major impediment to Barrier's success in the US market place.

Dependency upon Patents/Licenses/Processes
Pursuant to an agreement for sale of technology dated 3/1/2004 ("original agreement"), between the Company and Pyrotite Corporation, the Company acquired the rights (previously licensed) to certain fire retardant technology and trademarks for $1,000,000. These rights and technology included all of the patents that deal with "surface applied" and "integral" OSB technology Pyrotite® technology.

Barrier utilizes patented manufacturing technology, as well as manufacturing know-how and trade secrets that have been developed and are closely protected by Barrier.

The manufacturing process for the Pyrotite® products is protected by trade secrets and has a patent on an improved technology. International Barrier Technology, Inc. and Barrier Technology Corporation are, in that regard, totally dependent upon these for success in the business.

All employees are required to sign a Confidentiality Agreement that incorporates a "do not compete clause". As these clauses pertain to Barrier's employees at the US operations, they have been drafted to conform to the strictest interpretation under Minnesota law.

Employees
As of 8/15/2015, the Company had 22 full-time employees, 2 full time Executive Officers and 1 part-time Executive Officer. As of 6/30/2015, the Company had 23 full-time employees, and 2 full-time Executive Officers and 1 part-time Executive Officer. As of 6/30/2014, the Company had 27 full-time employees, two full-time Executive Officers and one part-time Executive Officer.

Dependency upon Customers

Fiscal 2015
During Fiscal 2015, the company's largest customer was LP® Building Products (LP). LP is a customer that services the multifamily residential roof deck construction, wall assemblies, and structural insulated panels (SIPs) markets. LP purchased 73% of the 21,624,100 sq. ft. of Pyrotite® products shipped in Fiscal 2015. LP is the largest producer of Oriented Strand Board (OSB) in the world and believes that Barrier's Pyrotite® Technology will help them achieve their strategy of providing a number of value added OSB products to the building community. Through an exclusive supply agreement, LP has the exclusive right to sell Pyrotite® treated panel products in North America in all markets other than the Commercial Modular (MuleHide Products, Inc./ABC Supply Company) Market, under their brand name LP® FlameBlock® Fire-Rated OSB Sheathing. Such markets include Multifamily Residential Roof Deck, Structural Wall Assemblies, and Structural Insulated Panels.

LP® FlameBlock® is sold through wholesale distribution companies such as Boise, Cedar Creek, Curtis Lumber, ProBuild, Reliable Wholesale, Taiga Building Products, Vandermeer Forest Products, Universal Forest Products, and Weekes Forest Products. The MidAtlantic Region market (MD-VA) remained the strongest region in these markets with 38% of total sales into these markets. Other regions in these markets include the South, the Midwest, the West and Canada. The building products distribution companies mentioned have a presence in all of these areas and are consistent FlameBlock customers throughout these geographies.

The second largest market for Pyrotite® products was the commercial modular market which is serviced through MuleHide Products, Inc. "Mulehide" and parent company ABC Supply Company. Commercial modular sales accounted for 27% of total shipments in 2015. The FR Deck Panel is distributed through ABC Supply Company locations throughout the United States.

<u>Fiscal 2014</u>
During Fiscal 2014, the company's largest customer was LP® Building Products (LP). LP is a customer that services the multifamily residential roof deck construction, wall assemblies, and structural insulated panels (SIPs) markets. LP purchased 72% of the 19,750,792 sq. ft. of Pyrotite® products shipped in Fiscal 2014. LP is the largest producer of Oriented Strand Board (OSB) in the world and believes that Barrier's Pyrotite® Technology will help them achieve their strategy of providing a number of value added OSB products to the building community. Through an exclusive supply agreement, LP has the exclusive right to sell Pyrotite® treated panel products in North America, in all markets other than the commercial modular (MuleHide Products, Inc.) market, under their brand name LP® FlameBlock® Fire-Rated OSB Sheathing.

LP® FlameBlock® is sold through wholesale distribution companies such as Boise, Cedar Creek, Curtis Lumber, ProBuild, Reliable Wholesale, Taiga Building Products, Vandermeer Forest Products, Universal Forest Products, and Weekes Forest Products. The MidAtlantic Region market (MD-VA) was the strongest region in these markets with 53% of total sales into these markets. Other regions in these markets include the South, the Midwest, the West and Canada). The building products distribution companies mentioned have a presence in all of these areas and are consistent FlameBlock customers throughout these geographies.

The second largest market for Pyrotite® products was the commercial modular market. MuleHide Products, Inc. "Mulehide". Mulehide is the company that services the commercial modular market including selling Pyrotite® products to the commercial modular market. Commercial modular sales accounted for 28% of total shipments in 2014. Product shipped to MuleHide Products is through an exclusive supply agreement and private labeled MuleHide FR Deck Panel. The FR Deck Panel is distributed through ABC Supply Company locations throughout the United States.

1.D. Financial Information about Geographic Areas
During Fiscal 2015 and 2014, all sales were in the United States.

At 6/30/2015 and 6/30/2014: $4,908,641 and $4,302,356 of the assets were located in the United States and $16,244 and $14,959 were located in Canada, respectively.

ITEM 1A. RISK FACTORS
In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

General Corporate Risks

<u>Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws.</u>

The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States. Such differences may cause investors legal difficulties.

<u>U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.</u>

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of the British Columbia, Canada. A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Passive Foreign Investment Company ("PFIC") designation could lead to an adverse tax situation for U.S. investors.

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them. For example, a U.S investor might be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions. For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.

Risks Relating to Financial Condition

The Company has accumulated losses since inception.
Since inception through June 30, 2015, the Company has an accumulated deficit of ($13,501,464). In addition, our operating results in the future may be subject to fluctuations due to many factors not within our control, such as the unpredictability of when customers will order products, the size of customers' orders, the demand for our products, the level of competition or general economic conditions.

The Company has strong net income this fiscal year, however, the Company's prior history of losses could require the need for additional, financings and related problems if net income doesn't continue.
The Company had positive net income this fiscal year: $701,581 FY2015 and net income of $585,948 in FY2014. The Company may require additional funding to meet its long-term business objectives, if the Company isn't able to continue the current trend of positive operating income. Capital may be needed to expand manufacturing capacity and marketing of the Company's products. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow marketing efforts and/or lose control of its products. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is a limit of 100,000,000 authorized common shares. The Company has no current plans to obtain financing through means other than equity financing and/or loans. The potential need for external financings could result in losses of investment value.

The Company's need for additional financing to expand production and conduct marketing efforts could lead to the Company's inability to continue generating material sales revenue.
The Company develops, manufactures, and markets proprietary fire resistant building materials designed to help protect people and property from the destruction of fire. Additional amounts of financing may be required to facilitate corporate operational growth and to expand marketing efforts on a short-term basis. Conventional bank financing was originally established at a local bank for up to $1,000,000 in the form of a revolving line of credit. In July 2008, the terms of the existing revolving bank facility of $1,000,000 were modified to be comprised of a $500,000 capital loan being amortized by the bank over a 10-year period and which is secured by building, property and equipment and a $500,000 credit facility as an operating line of credit at 7.5%. In August 2010, the line of credit was amended to include a reduced limit of $250,000, and was extended until September 1, 2011 at a reduced interest rate of 6.75%. In December 2011, Barrier negotiated a term bank loan facility in the amount of $450,000 bearing interest at 6.25% and collateralized by a security interest in inventory, accounts receivable, equipment and all intangibles of the Company as well as an assignment of the building lease. The facility is being amortized over 4 years with fixed monthly blended payments of principal and interest totaling $6,800 with a balloon payment due on January 1, 2016. This facility was paid in full during the reporting period. By a promissory note agreement dated June 22, 2015 the Company has arranged for credit facilities with Farmers State Bank of Watkins which allows the Company to be advanced up to $500,000 under the terms of the promissory note agreement. Advances will bear interest at 5.50% per annum and will be repayable in installments of accrued interest beginning June 22, 2015 with the entire unpaid Principal and interest to be repaid on June 22, 2016. The balance at June 30, 2015 was $0.00. Advances are collateralized by a security interest on inventory, accounts receivable, equipment and all intangibles of the Company as well as an assignment of the building lease.

The Company competes with other building materials companies that have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Even if the Company maintains a successful marketing program, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance. Also, the Company's need to acquire inventory will require additional financial resources.

Risks Relating to Management and Specific Operations

The Company's Articles/By-Laws contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them.

The Company's Articles/By-Laws contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company's director or officer may sustain or incur in the execution of their duties. The Company's Articles/By-Laws further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company's officers and directors and may discourage or deter its shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing.

While developing, manufacturing, and marketing proprietary fire resistant building materials designed to help protect people and property from the destruction of fire, the nature of the Company's business, its ability to develop a successful sales force, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors (David Corcoran, Michael Huddy, and Victor Yates) and its Senior Management. President/CEO/Director, Michael Huddy, and CFO, Melissa McElwee, work for the Company on a full-time basis. The Corporate Secretary, Lindsey Nauen works for the Company on a part-time basis. The Company carries no key-man insurance and there are no written agreements with them.

Risks Relating to the Company's Common Stock

Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect the Company's stock prices.

The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 28% of the shares of the Company, on a diluted basis, and have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

Employee/Director/Consultant stock options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices.

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.

There can be no assurance that the Company's Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

Low stock market prices and volume volatility for the Company's common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value.

The market for the common shares of the Company on the OTC Bulletin Board in the United States may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/technological change/new competitor) as well as factors unrelated to the Company or its industry. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Broker-Dealers may be discouraged from effecting transactions in the Company's common shares because they are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The Company's shares are quoted on the OTC Bulletin Board in the United States and the TSX Venture Exchange in Canada. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company's shares, which could severely limit the market liquidity of the shares and impede the sale of the Company's shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 1B. UNRESOLVED STAFF COMMENTS
None

ITEM 2. DESCRIPTION OF PROPERTY
The Company's operating and manufacturing facilities, along with executive offices, are located in leased premises at 510 Fourth Street North, Watkins, Minnesota. The Company entered into a 20-year "capital lease" in 1995. The lease allows the Company to purchase the facility for a small "transfer fee" once the 20-year lease is up and the industrial development bonds the City of Watkins issued to fund the project are paid in full. The lease will be paid in full in December 2015.

The Company's manufacturing complex consists of two manufacturing lines housed in the main building. A 2,500 square-foot office is located in the front of this building. To the immediate east of the main drive, two storage buildings (90' x 60' and 106' x 60') allow for short-term storage of untreated sheathing.

The earlier of the two production lines, our spray technology line, is housed nearest the offices and occupies approximately 22,000 sq. ft. of space. This line is primarily used for panels larger than 4' x 8' or for production not suited for the highly automated standard production line, including plywood. The mix for this line is produced in batches and fed through a reciprocating spray apparatus on to the panels. The fiberglass is supplied as roving and automatically chopped as it is applied to the panels. An infra-red oven supplies the energy to accelerate the cure of the coating; space is provided for the panels to be stacked. Specialty panels can be stacked in custom designed racks if required. The designed capacity from this line is 8MM board feet per shift. We are currently running two shifts on this line.

The newer of the two lines, our automated line, is housed in the extension added to the main building in 2004. This portion of the building is 15,000 sq. feet and houses a completely separate line. This line runs at 20 feet per minute and is capable of producing over 20MM board feet per shift annually when running at 100% efficiency. We currently need to operate this line one shift only, but could quickly increase our capacity to meet market demand by adding shift(s). Automation efficiencies on this line cover: unstacking and restacking of panels; use of automated Pyrotite coating equipment, a computer controlled mixing area; automatic panel weight information fed back continuously to the operators; and a custom panel curing system. This line produces panels of much higher, consistent quality than the older line, at a much more marketable cost point.

Future growth plans may include plants modeled after this new line, placed strategically near markets of prime opportunity; built either by Barrier or with licensed partners. After the close of the fiscal year-end, it was announced that a second manufacturing line will be added at LP's existing Clarke County, Alabama location.

Regardless of which line is used, the production process for the Pyrotite® technology contains no hazardous or controlled substances that could raise environmental concerns. The majority of the materials used in the production of Pyrotite® are naturally occurring and are therefore accepted at local land-fills. Use and handling instructions for the Company's finished products are no more stringent than those required for handling other natural wood based building products.

ITEM 3. LEGAL PROCEEDINGS
The Directors and the management of the Company know of no other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 4. MINE SAFETY DISCLOSURES
Not applicable

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Barrier Technology Inc. in September 1986. The current stock symbol is "IBH.V". The CUSIP number is #458968-10-4.

The Company's common shares began trading on the OTC Bulletin Board in August 2002. The current stock symbol is IBTGF.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last eight fiscal quarters.

Table No. 1
TSX Venture Exchange
Common Shares Trading Activity
Canadian Dollars

Period Ended Quarterly	Volume	High	Low	- Sales - Closing
6/30/2015	3,565,200	$0.60	$0.33	$0.34
3/31/2015	3,412,400	0.57	0.35	0.55
12/31/2014	2,917,300	0.48	0.25	0.42
9/30/2014	2,101,400	0.34	0.23	0.28
6/30/2014	2,702,900	0.26	0.13	0.24
3/31/2014	1,296,600	0.25	0.14	0.16
12/31/2013	6,026,000	0.30	0.10	0.19
9/30/2013	1,789,300	0.17	0.07	0.10

Table No. 2 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last eight fiscal quarters.

Table No. 2
OTC Bulletin Board
Common Shares Trading Activity
US Dollars

Period Ended Quarterly	Volume	High	Low	- Sales - Closing
6/30/2015	1,132,000	$0.49	$0.26	$0.27
3/31/2015	1,458,400	0.45	0.28	0.42
12/31/2014	1,211,000	0.40	0.21	0.36
9/30/2014	728,100	0.31	0.22	0.27
6/30/2014	1,042,800	024	0.12	0.22
3/31/2014	1,115,100	0.23	0.12	0.15
12/31/2013	3,010,100	0.27	0.09	0.18
9/30/2013	1,526,900	0.14	0.06	0.10

Holders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 10/27/2014, the Company's shareholders' list showed 44,554,926 common shares outstanding and 138 registered shareholders with: 5,719,169 shares owned by 41 registered shareholders/depositories resident in Canada, 13% of the total; 38,835,657 shares owned by 96 registered shareholders/depositories resident in the United States; and 100 shares owned by one shareholder in one other country.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has approximately 6000 beneficial owners of its common shares.

Dividends

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business. There are no restrictions that limit the ability of the Company to pay dividends on common equity or that are likely to do so in the future.

Use of Proceeds From Sales of Securities is for working capital
Recent Sales of Unregistered Securities

The Company relied on the exemptions from registration under Regulation S for the following private placements of securities to only Canadian residents:

Fiscal 2011: 40,000 units at US$0.09 per unit = US$3,600
Fiscal 2012: None
Fiscal 2013: None
Fiscal 2014: 100,000 units at US$0.097 per unit = US$9,700
Fiscal 2015: 3,252,500 units at US $0.10 per unit = US$325,250

ITEM 6. SELECTED FINANCIAL DATA

Selected financial data as shown in the following table for the Company for Fiscal 2015/2014 Ended June 30th was derived from the consolidated financial statements of the Company that have been audited by BDO Canada LLP, Chartered Accountants, as indicated in their auditor's report included elsewhere in this Annual Report. Selected financial data as shown in the following table for the Company for Fiscal 2014/2013/2012/2011 is derived from the Company's audited consolidated financial statements, not included herein.

The information presented below should be read in conjunction with following "Management's Discussion and Analysis" and with the consolidated financial statements and other financial data included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the near future.

Table No. 3
Selected Financial Data
($ in 000's, except per share data)

	Year Ended 6/30/2015	Year Ended 6/30/2014	Year Ended 6/30/2013	Year Ended 6/30/2012	Year Ended 6/30/2011
Sales Revenue	$8,472	$8,154	$5,995	$4,145	$3,256
Net Income (Loss)	$702	$586	($59)	($140)	$896
Income (Loss) per Share	$0.02	$0.01	$0.00	$0.00	$0.02
Diluted Earnings per Share	$0.01	$0.01	$0.00	$0.00	$0.02
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	44,992	44,504	44,455	44,455	44,427
Dil. Wtg. Avg. Shares (000)	49,802	46,272	44,455	44,455	44,838
Period-end Shares O/S	47,807	44,555	44,455	44,455	44,455
Working Capital	$1,208	$586	($112)	($154)	($702)
Long-Term Debt	$240	$552	$612	$668	$416
Capital Lease Obligations	$89	$135	$206	$232	$290
Capital Stock	$15,934	$15,479	$15,464	$15,464	$15,464
Shareholders' Equity	$3,942	$2,915	$2,254	$2,313	$2,134
Total Assets	$4,925	$4,317	$3,922	$3,708	$4,002

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The SEC defines critical accounting policies as those that are, in management's view, important to the portrayal of the Company's financial condition and results of operations and require management's judgment. The discussion and analysis of the financial condition and results of operations is based on the audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Management bases its estimates on experience and on various assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. The Company's critical accounting policies include:

Revenue Recognition
The Company recognizes revenue in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin 104, "Revenue Recognition", which requires that: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed and determinable, and (iv) collectibility is reasonably assured. The Company recognizes revenue when the building supplies have been shipped or title has been released for customer arranged freight.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Stock-based Compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity based instruments. The cost of the stock-based payments to non-employees that is fully vested and non-forfeitable as at the grant date is measured and recognized at that date.

The Company accounts for the granting of share purchase options to employees using the fair value method whereby all awards to employees will be recorded at fair value on the date of the grant. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to additional capital surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital is recorded as an increase to share capital.

The Company uses the binomial option pricing model to determine the fair value of all stock based awards classified as liabilities and the Black-Scholes option pricing model to calculate the fair value of share purchase options. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Equity Financing Timeline
Fiscal 2011: 40,000 units at US$0.09 per unit = US$3,600
Fiscal 2012: None
Fiscal 2013: None
Fiscal 2014: 100,000 units at US$0.097 per unit = US$9,700
Fiscal 2015: 3,252,500 units at US $0.10 per unit = US$325,250

Fiscal 2015 Ended 6/30/2015
International Barrier Technology Inc. (Barrier) manufactures and sells fire-rated building materials. Barrier's primary business is in the United States but through the development of distribution partnerships and manufacturing technology license agreements is successfully endeavoring to enter building products markets in Australia, Europe, and South America. Barrier possesses a proprietary fire resistive material technology (Pyrotite®) and a patented manufacturing process that when applied to building materials their respective fire resistant properties are significantly enhanced. Many of the top multifamily and wood frame commercial builders in the United States utilize Barrier's fire-rated structural panels in areas where the building code requires the use of a fire-rated building panel.

Barrier currently manufactures a private label fire rated sheathing product under contract for both LP® Building Products, Inc. (LP) and MuleHide Products, Inc. (MuleHide). LP introduced a fire rated OSB trademarked LP® Flameblock® Fire-Rated OSB Sheathing (LP FlameBlock) in 2010 and MuleHide and parent company, ABC Supply Company, have been selling FR Deck Panel to commercial modular building manufacturers since 2004.

Barrier's financial statements are filed with both the SEC (USA) and SEDAR (Canada) and are disclosed in US dollars utilizing US generally accepted accounting principles. Barrier's filings with the SEC consist of quarterly reviews financial statements on Form 10-Q and annual audited financial statements on Form 10-K. Barrier continues to file the above financial statements with SEDAR in Canada.

Sales revenue reported for the fiscal period ending June 30, 2015 was up 4% to $8,471,952 in comparison to $8,154,389 generated in the same fiscal period in 2014. Total sales volume, as measured by surface volume of product shipped, was 21,624,100 sq ft; an all time high for Barrier. This is a 9% increase from the 19,750,800 sq. ft. shipped during the previous year.

Shipments into the Residential Roof Deck, Wall Assembly, and Structural Insulated Panel Market Sectors (LP FlameBlock) during the fiscal year increased 12% over shipments in fiscal 2014. Sales into the Commercial Modular Market (FR Deck Panel) increased 3% in comparison to the previous year.

Barrier and LP conduct business guided by a Supply Agreement that had a term ending on December 31, 2013. The Agreement contains a provision to extend the term annually, upon mutual agreement of both parties. As 2013 came to a close, it was clear that further discussions were warranted to determine how best to strategize future production capacity expansion plans in the US while protecting LP Corporation and Barrier's respective business interests, so month to month extensions were executed. In August 2015, LP and Barrier extended their existing Supply Agreement through December 31, 2019. In addition, in August 2015, Barrier granted a license to LP for the manufacture and distribution of Pyrotite® products in a plant in Clarke County Alabama.

The relationship with LP has contributed to an increase in sales volume to record levels and Barrier anticipates that sales will continue to grow substantially through the sustained efforts of LP's sales and marketing team. Reported sales revenue for LP products, include only the charges for treatment services, not the underlying OSB substrate or outbound freight as LP supplies its own OSB substrate and contracts for its own outgoing freight. The "pass through" of the OSB substrate and freight serves to lower reported "top line" sales revenue, but not gross profits since margins on substrate and freight have historically been restricted to handling costs only to help keep prices competitive. For the Commercial Modular market, Barrier purchases OSB from local distributors and invoices the cost of the substrate and outgoing freight to the customer, therefore the cost of the substrate and freight is included in revenue for Commercial Modular shipments.

Gross profit for the fiscal period was $1,791,376 vs. $1,566,493 in the previous year. The gross margin, as a percentage of sales revenue, increased to 21% in the current fiscal year from 19% in the prior year. In the near term, gross margins are anticipated to remain relatively flat or perhaps to improve slightly based on continued gains in production efficiency. Capacity limitations at the current manufacturing facility in Watkins Minnesota, however, are being approached and further non-marginal improvement in scale efficiency will be delayed until additional production capacity is added.

Cost of sales increased to $6,680,576 in 2015 from $6,587,896 in Fiscal 2014. The increase is attributable to the increase in volume produced. Barrier created significant gains in manufacturing efficiency as measured by the average cost per square foot of production which decreased from $0.33 to $0.31 during the fiscal reporting period.

Substrate cost and materials/labor were the major expenses in this category. Substrate accounted for $1,311,514 for the fiscal year versus $1,529,837 in the same period last year. Materials and labor accounted for an additional $3,956,543 in the twelve month period in 2015 versus $3,670,094 in 2014.

Depreciation on plant and equipment is included in cost of sales category. Depreciation, which has non-cash impact on Barrier's actual cash flow, increased slightly year-to-date from $316,862 in 2014 to $337,777. The expense reflects scheduled depreciation of the newer manufacturing line equipment and building expansion.

Administrative expenses for Fiscal 2015 increased to $1,016,820 from $870,930 in the prior year. The administrative costs per sq. ft. were $0.047 for the fiscal year which was a slight overall increase from the $0.044 reported in Fiscal 2014.

Accounting and Audit Fees decreased from $80,220 to $77,693. A significant portion of the cost for accounting services are involved with the year-end and audited review and publishing of Barrier's annual financials.

Insurance costs have increased from $80,456 to $85,438. The difference is due to annually adjusted premiums based on larger sales volume.

Legal fees increased from $74,712 in Fiscal 2014 to $89,763 in Fiscal 2015. Legal fees were expended on activities in support of developing strategic partners and technology licensees, the year-end Annual General Meeting, as well as in monitoring and protecting Pyrotite® patents and trademarks. Additional costs were incurred during the period as Barrier applied for and received a provisional patent from the US Patent Office for the process of treating I-Joists with Pyrotite®

Barrier has two US patents, a patent in Australia, and a patent in Canada. These patents protect the manufacturing and process technology utilized in the production of fire-rated sheathing products utilizing Pyrotite®.

Sales, marketing, and investor relations expenses increased from $23,067 to $43,484 for the year. During the year, there were sales trips directly related to the expansion of product markets.

During the previous reporting period, Barrier was able to recoup any business travel associated with the transfer of technology to the licensee in Europe. During the months when technology was being transferred to that licensee, travel in support of sales and marketing would have been diminished.

Additionally, during this quarter Barrier joined the Modular Builder's Institute (MBI) and had a presence at their annual convention and tradeshow held in Las Vegas. Barrier's efforts with this association will aid us in transitioning to more direct sales distribution in the Commercial Modular business segment.

The majority of sales and marketing activities for traditional uses of Barrier's Pyrotite® treated structural wood panels continue to be performed by Louisiana Pacific, Inc. This helps Barrier keep the cost of sales and marketing as low as reasonably possible.

Wages and management fees increased to $605,511 from $497,169. The increase in wages and management fees reflects performance awards for management and remuneration for the Board of Directors.

Operating Income of $774,556 is being reported for the fiscal period ending June 30, 2015, an 11% increase over the $695,563 that was reported for the same period last year.

The improvement in operating income is a result of increased sales volumes and focus on manufacturing efficiency. It is Barrier's fundamental belief that sustained increased sales volume coupled with an intense focus on manufacturing efficiency is the best pathway to long-term profitability.

Other items include income and costs not directly related to business operations. Other income items reported during the fiscal year herein includes interest/other income of $1,129. To compare, for the same reporting period last year there was a foreign exchange loss of $611 and interest/other income of $350.

Interest on Long Term Debt has decreased from $61,292 to $54,417 for the 12-month reporting period as a result of larger principal payments as long term debt ages.

Net Income. Net income of $701,581 is being reported for the fiscal period ending June 30, 2015, whereas in the same period in 2014, net income of $585,948 was reported.

Barrier remains focused on cutting costs and improving efficiencies wherever it can. This includes operating the manufacturing line with maximum efficiency. Keeping a vigilant handle on costs will help keep operational costs as low as possible and enable financial improvements to continue and at lower volumes than previously possible.

Summary of Quarterly Results. The following is a summary of the Company's financial results for the nine most recently completed quarters:

	Jun 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013
Volume shipped (MSF)	5,485	5,268	4,516	6,355	6,650	4,169	3,371	5,561
Total Revenues (000)	$2,199	$1,965	$1,836	$2,472	$2,778	$1,700	$1,394	$2,282
Operating Income(loss) (000)	$162	$165	$119	$329	$520	$85	($29)	$120
Net income (loss) (000)	$128	$154	$105	$315	$457	$72	($45)	$102
EPS (Loss) Per Share	$0.01	$0.00	$0.00	$0.01	$0.01	$0.00	$0.00	$0.00

Selected Annual Information

	2015	2014
Total Revenue	$8,472.0	$8,154.0
Net income (loss)	$702.0	$586.0
Per share	$0.02	$0.01
Per share, fully diluted	$0.01	$0.01
Total assets	$4,924.9	$4,317.3
Total long-term financial liabilities	$328.9	$687.1
Cash dividends declared per share	Nil	Nil

New product and market development

Barrier continues to provide support to LP for a number of new product and market development initiatives including activity directed specifically toward applications in geographic areas where wildfires are prevalent and where building code development is becoming more restrictive with respect to designing for improved fire resistance. Focus has continued on developing products engineered to meet requirements established for Wildland/Urban Interface (WUI) zones. WUI zones are primarily located in the western US, and are areas where special building codes have been developed to help save homes if a brush fire should occur.

Enhanced focus has been made over this past year on developing products used in multifamily residential projects since the multifamily market is strong and is expected to stay vibrant over the next few years. In particular, Barrier and LP's introduction of a UL certified 2-hr exterior load bearing wall designed for use in wood-frame buildings of Type III construction is being well received by architects, building code professionals and builders alike. As more architects and specifying engineers become aware of this new design Barrier and LP are confident that considerable sales will result for these projects.

Barrier and LP continue exploring opportunities related to emerging code requirements for Engineered Wood Products (EWP) such as I-Joist and Rimboard. I-Joist and Rimboard produced using oriented strand board (OSB) technology are widely used in the building industry but have only recently been put under intense scrutiny for structural performance in a fire. Both Barrier and LP believe there is significant opportunity in developing EWP products that are rated for performance in a fire situation.

After successful preliminary fire testing and initial test marketing, further testing resulted in a UL certified fire-rated I-Joist listing and small scale commercial production has begun. Barrier and LP's EWP Division will be actively pursuing these exciting opportunities during the next fiscal year. By working together we will endeavor to develop products that will meet code requirements being developed by the International Code Council (ICC), as well as production technology and capacity.

Global licensing opportunities

Barrier continues to explore manufacturing and distribution opportunities for Pyrotite® technology in geographies outside of the US. During the fiscal year ended June 30, 2014, Barrier announced a licensing agreement for the manufacture and distribution of Pyrotite® products in the European Union and Russia. Kronospan, a world-wide leader in OSB manufacturing, has officially added "OSB Pyrotite ECO" (a fire-resistant OSB panel) to their family of products. Barrier provided technical assistance in the design of their first manufacturing line, the transfer of production process technology, and material acquisition criteria. The manufacturing line is now fully operational. The license agreement provides for a payment made quarterly to Barrier by the Licensee of a royalty based on the volume of product produced. A minimum annual royalty fee was established along with an "up-front" license fee which was paid pursuant to the execution of the license agreement earlier in the year. The agreement contemplates the Licensee developing additional production facilities over the term of the license and making additional royalty payments to Barrier based on these plants production. The license agreement follows standard licensing protocol, which allows for the audit of manufacturing process and financial revenue information.

The selection of Pyrotite® technology by the licensor after extensive research and testing of several other fire-resistant technologies adds additional credibility to our Pyrotite® technology and could lead to potential interest in other geographies. Particular interest in Barrier's Pyrotite® technology has been expressed by parties in China, Australia, and South America.

Financial position & financings
Barrier ended the fiscal year with a working capital surplus (current assets less current liabilities) of $1,207,738. Operating cash flow was $603,197 in comparison to $784,836 for the year ended June 30, 2014.

Barrier has a short term revolving line of credit ($500,000) at the local Farmers State Bank of Watkins, in Watkins, Minnesota. As of June 30, 2015 the balance owing on the revolving line of credit was $0 leaving an additional $500,000 available for use. In addition, two convertible debentures in the amount of $150,000 each were established in December 2011. To date, $240,000 has been drawn on these debentures with an additional $60,000 available for cash flow if needed.

Investing activities resulted in net cash outflow of $474,723 in the current period in comparison to a net cash outflow of $134,124 in the prior year. The cash outflow was the result of the acquisition of plant and equipment capital improvements.

Financing activities resulted in net cash outflow of $32,948 in the current year compared to a net cash outflow of $121,364 for last year. The cash outflow resulted from the repayments on long-term debt and obligations under capital lease.

There is no assurance that Barrier will operate profitably or will generate positive cash flow in the future. In addition, Barrier's operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order products, the size of customers' orders, the demand for our products, the level of competition or general economic conditions.

Current and Future Financing Needs
At June 30, 2015, the current cash and cash equivalents totaled $804,452; there was $500,000 in available funds to draw on the revolving credit facility, and an additional $60,000 available from the convertible debentures. Over the next twelve months, the Company anticipates that the operation of business will produce an average monthly operating cash flow of $75,000 for a total of $900,000 for the 2015 fiscal year. In addition, over the next 12 months, the Company is required to make payments totaling $51,396 in respect of its capital lease obligations and $653,931 in respect of accounts payable outstanding as at June 30, 2015. Based on the foregoing, management believes there will be sufficient cash to maintain operations for the next 12 months.

Related Party Transactions
During the year ended June 30, 2012, the Company approved the issuance of two convertible debentures to a director and a company controlled by a director in the amount of $300,000. The debentures are being issued in tranches from $10,000 - $50,000 and as at June 30, 2015 the Company had received $240,000 (2014: $240,000) in respect of these debentures. The debentures bear interest at 12% per annum, payable quarterly, and are collateralized by a third charge over the Company's plant and equipment as well as a charge against the Company's patents. At any time, the notes are convertible into units of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant entitling the holder the right to purchase one additional share for $0.10 for a period of two years from the conversion date. During the year ended June 30, 2015, the Company incurred interest charges of $28,800 (2014: $28,800) on these convertible debentures. The convertible debentures mature on January 30, 2017.

Capitalization
Authorized: 100,000,000 common shares without par value.

Issued as of June 30, 2015: 47,807,426 common shares at $15,934,256
Issued as of Sept 18, 2015: 47,807,426 common shares at $15,934,256

Options outstanding:

The following summarizes information about the stock options outstanding at June 30, 2015:

Number	Exercise Price	Expiry Date
1,077,500	$0.097	August 2, 2016
1,077,500		

Other Matters

As at June 30, 2015 the Company did not have any off-balance sheet arrangements to report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable



Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
	Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
International Barrier Technology Inc.

We have audited the accompanying consolidated balance sheets of International Barrier Technology Inc. as of June 30, 2015 and 2014 and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Barrier Technology Inc. at June 30, 2015 and 2014 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO CANADA LLP

Chartered Accountants
Vancouver, Canada

September 28, 2015

INTERNATIONAL BARRIER TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2015 and June 30, 2014
(Stated in US Dollars)

ASSETS

	June 30, 2015	June 30, 2014
Current		
Cash and cash equivalents	$ 804,452	$ 708,926
Accounts receivable	405,859	235,714
Inventory - Note 3	640,219	448,490
Prepaid expenses and deposits	59,879	46,655
Total Current Assets	1,910,409	1,439,785
Property, plant and equipment – Note 4	3,014,476	2,877,530
Total Assets	$ 4,924,885	$ 4,317,315

LIABILITIES

Current		
Accounts payable and accrued liabilities	$ 653,931	$ 714,994
Current portion of long term debt - Note 6	-	63,650
Obligation under capital leases - Note 7	48,740	75,494
Total Current Liabilities	702,671	854,138
Long-term debt - Note 6	-	248,460
Convertible debentures - Note 5	240,000	240,000
Obligation under capital leases – Note 7	40,139	59,473
Total Liabilities	982,810	1,402,071

STOCKHOLDERS' EQUITY

Common Stock - Note 8		
Authorized:		
100,000,000 common shares without par value		
Issued:		
47,807,426 common shares (June 30, 2014: 44,554,926)	15,934,256	15,478,926
Additional paid-in capital	1,509,283	1,639,363
Accumulated deficit	(13,501,464)	(14,203,045)
Total Stockholders' Equity	3,942,075	2,915,244
Total Liabilities and Stockholders' Equity	$ 4,924,885	$ 4,317,315

APPROVED BY THE BOARD OF DIRECTORS

"David Corcoran"
David Corcoran Director

"Victor Yates"
Victor Yates Director

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
June 30, 2015 and 2014
(Stated in US Dollars)

	June 30, 2015	June 30, 2014
Sales - Note 11	$ 8,471,952	$ 8,154,389
Cost of Sales	6,680,576	6,587,896
Gross Profit	1,791,376	1,566,493
Expenses		
Accounting and audit fees	77,693	80,220
Filing Fees	25,052	22,123
Insurance	85,438	80,456
Bank charges and interest	112	65
Legal fees	89,763	74,712
Office and miscellaneous	70,488	72,809
Sales, marketing, and investor relations	43,484	23,067
Telephone	12,888	12,338
Transfer agent fees	6,391	7,971
Wages and management fees	605,511	497,169
Total Administrative Expenses	1,016,820	870,930
Operating Income (loss)	774,556	695,563
Foreign exchange gain (loss) and other income	1,129	(261)
Interest & Penalties	(19,687)	(48,062)
Interest on long-term obligations	(54,417)	(61,292)
Total Other Expense	(72,975)	(109,615)
Net income (loss) for the period	$ 701,581	$ 585,948
Basic income per share	$ 0.02	$ 0.01
Diluted income per share	$ 0.01	$ 0.01
Weighted average number of shares outstanding:		
Basic	44,991,563	44,503,726
Diluted	51,753,562	49,403,200

SEE ACCOMPANYING NOTES

23

INTERNATIONAL BARRIER TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
June 30, 2015 and 2014
(Stated in US Dollars)

	June 30, 2015	June 30, 2014
Operating Activities		
Net income (loss) for the year	$ 701,581	$ 585,948
Items not involving cash:		
Depreciation - plant and equipment	337,777	316,862
Stock-based compensation - consulting	-	2,220
Stock-based compensation - wages	-	63,139
Changes in non-cash working capital balances related to operations:		
Accounts receivable	(170,145)	(53,673)
Inventory	(191,729)	(37,590)
Prepaid expenses and deposits	(13,224)	42,473
Accounts payable and accrued liabilities	(61,063)	(134,543)
Net cash provided by operating activities	603,197	784,836
Cash Flows provided by Financing Activities		
Issuance of Common Shares	325,250	9,700
Repayment on long term debt	(312,110)	(59,816)
Decrease in obligations under capital lease	(46,088)	(71,248)
Net cash used in financing activities	(32,948)	(121,364)
Cash Flows used in Investing Activities		
Acquisition of equipment	(474,723)	(134,124)
Net cash used in investing activities	(474,723)	(134,124)
Increase in cash and cash equivalents during the period	95,526	529,348
Cash and cash equivalents, beginning of the period	708,926	179,578
Cash and cash equivalents, end of the period	$ 804,452	$ 708,926
Supplemental Cash Flow Information		
Cash paid for interest	$ 54,417	$ 61,292
Cash paid for income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
June 30, 2015 and 2014
(Stated in US Dollars)

| | Common Stock | | | | |
	Issued Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, June 30, 2013	44,454,926	15,463,675	1,579,555	(14,788,993)	2,254,237
Stock Based Compensation	-	-	65,359	-	65,359
Exercise of options	100,000	9,700	-	-	9,700
Fair value of stock options exercised	-	5,551	(5,551)	-	-
Net income for the period	-	-	-	585,948	585,948
Balance, June 30, 2014	44,554,926	15,478,926	1,639,363	(14,203,045)	2,915,244
Exercise of options	3,252,500	325,250	-	-	325,250
Fair value of stock options exercised	-	130,080	(130,080)	-	-
Net Income for the period	-	-	-	701,581	701,581
Balance, June 30, 2015	47,807,426	15,934,256	1,509,283	(13,501,464)	3,942,075

Note 1   Nature of Operations

The Company develops and manufactures proprietary fire resistant building materials in the United States of America and, as well, the Company owns the exclusive U.S. and international rights to the Pyrotite fire retardant technology. All of the Company's revenues and substantially all of the long-term assets are located in the United States. There are minimal long-term assets held in Canada.

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada ("TSX-V") and the OTC Bulletin Board in the United States of America.

Note 2   Significant Accounting Policies

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, derivative liability, stock based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a Canadian company and Barrier Technology Corporation ("Barrier"), a US company. All inter-company transactions and balances have been eliminated.

b) Cash and Cash Equivalents

The Company considers highly liquid investments with insignificant interest rate risk and an original maturity of three months or less on the purchase date to be cash equivalents.

c) Inventory

Inventory is valued by management at the lower of cost on a FIFO (first-in, first-out) and net realizable value. Net realizable value is the estimated selling price less any additional cost of sale.   In addition, items such as abnormal amounts of idle facility expense, freight, handling and waste material are recognized as current period charges rather than inventory value.

Note 2   Significant Accounting Policies – (cont'd)

    d) Plant and Equipment, Trademark and Technology Rights and Depreciation

Plant and equipment and trademark and technology rights are recorded at cost. Depreciation is provided as follows:

Manufacturing equipment	straight line over estimated useful lives ranging from 5 years to 30 years.
Equipment and furniture	20%- declining balance
Computer equipment	30% - declining balance
Railway spur	4% - declining balance
Equipment under capital lease	20% - declining balance
Building under capital lease	straight line over 20 years
Patent, trademark and technology rights	straight line over 8 years

Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful economic life.

    e) Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

    f) Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all benefits and risks incidental to the ownership of property is classified as a capital lease. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property's fair value at the beginning of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

    g) Foreign Currency Translation

The functional currency for the Company's operations is the U.S. dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at the exchange rate prevailing at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the respective transaction dates while revenues and expenses are translated at the average exchange rate during the year. Exchange gains and losses are recognized in the statement of operations.

(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

h) Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

i) Basic and Diluted Income (Loss) per Share

Earnings or loss per share ("EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income (loss) by the weighted-average of all potentially dilutive shares of common stock that were outstanding during the periods presented. The number of shares potentially issuable at June 30, 2015 upon the exercise or conversion of share purchase warrants, share purchase options and conversion of convertible debentures totaled 5,877,500. The number of shares potentially issuable at June 30, 2014 upon exercise or conversion of share purchase warrants and share purchase options and the conversion of convertible debentures totaled 9,130,000.

The treasury stock method is used in calculating diluted EPS for potentially dilutive stock options and share purchase warrants, which assumes that any proceeds received from the exercise of in-the-money stock options and share purchase warrants, would be used to purchase common shares at the average market price for the period.

EPS for convertible debt is calculated under the "if-converted" method. Under the if converted method, EPS is calculated as the more dilutive of EPS (i) including all interest (both cash interest and non-cash discount amortization) and excluding all shares underlying the Notes or; (ii) excluding all interest and costs directly related to the convertible debt (both cash interest and non-cash discount amortization) and including all shares underlying the convertible debt.

The basic and diluted earnings per share for the years ended June 30, 2015 and 2014 were calculated as follows:

	June 30, 2015	June 30,2014
Basic		
Numerator		
Net income	$ 701,581	$ 585,948
Denominator		
Weighted average common shares outstanding	44,991,563	44,503,726
Basic net income per share	$ 0.02	$ 0.01
Diluted		
Numerator		
Net income	$ 701,581	$ 585,948
Convertible debt interest	28,800	28,800
Net income for diluted income per share	$ 730,381	$ 614,748
Denominator		
Weighted average common shares outstanding	44,991,563	44,503,726
Potential share issuances		
Common share options	2,697,321	1,633,215
Common share warrants	1,664,678	866,259
Convertible debentures	2,400,000	2,400,000
Weighted average number of common shares outstanding used in computing diluted earnings per share	51,753,562	49,403,200
Diluted earnings per share	$0.01	$0.01

(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

j) Fair Value Measurements

The book value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short term maturity of those instruments. Based on borrowing rates currently available to the Company under similar terms, the book value of long term debt, and capital lease obligations approximate their fair values. The fair value hierarchy under GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1- quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level I, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain of the Company's cash equivalents, consisting of short-term term deposits, are based on Level 2 inputs in the ASC 820 fair value hierarchy.

The Company's long-term debt is based on Level 2 inputs in the ASC 820 fair value hierarchy. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of the long-term debt is $nil (2014: $312,110).

The Company's convertible debentures are based on Level 2 inputs in the ASC 820 fair value hierarchy. The Company calculates the fair value of these instruments by aggregating the fair values of each of the debt and equity components of the instrument.

The fair of debt component is calculated by discounting the future cash flows using a rate that is representative of the current arms-length borrowing rate. The fair value of the equity component is calculated by using the Black Scholes pricing model to determine the fair value of the warrant included in the equity unit issuable to the debt holder on conversion of the debt.

At June 30, 2015, the convertible debentures had a fair value of $790,630 (2014: $779,196).

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). There were no assets or liabilities measured at fair value on a nonrecurring basis during the periods ended June 30, 2015 and 2014.

Note 2   Significant Accounting Policies – (cont'd)

    k)   Accounts Receivable and Concentrations of Credit Risk

The Company grants credit to its customers in the normal course of business. Trade receivables are typically non-interest bearing and are initially recorded at cost. Sales to the Company's recurring customers are generally made on open account terms. Past due status of customer accounts is determined based on how recently payments have been received in relation to payment terms granted. Credit is generally extended based upon an evaluation of each customer's financial condition, with terms consistent in the industry and no collateral required. Losses from credit sales are provided for in the financial statements and consistently have been within the allowance provided. The allowance is an estimate of the ability to collect accounts receivable based on an evaluation of specific customer risks along with additional reserves based on historical and probable bad debt experience. Amounts are written off against the allowance in the period the Company determines that the receivable is uncollectible. The Company has not recorded an allowance for doubtful accounts against its accounts receivable in each of the years ended June 30, 2015 and June 30, 2014.

    (l)   Currency Risk

During the year ended June 30, 2015, the Company realized a foreign exchange gain of $nil (2014: $611) as a result of the Company having some vendor payments that were paid in Canadian dollars.

    m)   Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 605, "Revenue Recognition", which requires that: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed and determinable, and (iv) collection is reasonably assured. The Company recognizes revenue when the building supplies have been shipped. Revenue for LP® FlameBlock Fire-Rated OSB Sheathing includes only the charges for treatment services, not the underlying OSB substrate or outbound freight as the customer supplies its own OSB Substrate and contracts for its own outgoing freight.

The Company periodically enters into arrangements that contain multiple deliverable elements requiring an evaluation of each deliverable to determine whether it represents a separate unit of accounting. Each delivered item constitutes a separate unit of accounting when it has stand-alone value to the customer obligating the Company to determine a selling price for each deliverable. During the year ended June 30, 2014, the Company entered into a license fee agreement by which the Company was required to transfer a license of its intellectual property to the licensee along with providing follow-up technical support and assistance. The licensee paid an upfront fee of $100,000 which was recognized in revenue for the year ended June 30, 2014 as the Company had completed its obligations. In accordance with the terms of the agreement the licensee pays royalties to the Company for the product it manufactures and sells. License fees are recognized as earned in accordance with the terms of the agreement when the license fees can be reasonably estimated and collectability is reasonably assured.

Note 2   Significant Accounting Policies – (cont'd)

n)   Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

o)   Stock-based Compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity based instruments. The cost of the stock-based payments to non-employees that is fully vested and non-forfeitable as at the grant date is measured and recognized at that date.

The Company accounts for the granting of share purchase options to employees using the fair value method whereby all awards to employees will be recorded at fair value on the date of the grant. The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to additional capital surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital is recorded as an increase to share capital. Share purchase options granted to employees are accounted for as liabilities when they contain conditions or other features that are indexed to other than a market, performance or service condition. The Company uses the Black-Scholes option pricing model to calculate the fair value of share purchase options and the binomial option pricing model to determine the fair value of all stock based awards classified as liabilities. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

(Stated in US Dollars)

Note 2 Significant Accounting Policies – (cont'd)

p) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09 regarding Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance was to be effective for the Company in the first quarter of the June 30, 2018 fiscal year using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and providing certain additional disclosures as defined per the guidance. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of the guidance contained in ASU 2014-15 by one year. Thus, the guidance is effective for the Company commencing in the first quarter of the June 30, 2019 fiscal year. Management is currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact of adoption.

q) Comparative Financial Information

Certain of the comparative financial information has been reclassified to conform with the financial statement presentation in the current year.

Note 3 Inventory

	June 30, 2015	June 30, 2014
Raw materials	$ 387,469	$ 365,414
Finished goods	252,750	83,076
	$ 640,219	$ 448,490

(Stated in US Dollars)

Note 4 Property, Plant and Equipment

	June 30, 2015		
	Cost	Accumulated Depreciation	Net
Manufacturing Equipment	$ 3,806,970	$ 2,093,596	$ 1,713,374
Equipment and Furniture	33,194	33,194	-
Computer Equipment	30,032	30,032	-
Subtotal Equipment	3,870,196	2,156,822	1,713,374

	June 30, 2015		
Assets under Capital Lease	Cost	Accumulated Depreciation	Net
Equipment	166,507	75,334	91,173
Land	54,498	-	54,498
Building	2,372,488	1,251,992	1,120,496
Railroad Spur	94,108	59,173	34,935
Subtotal Assets under Capital Lease	2,687,801	1,386,499	1,301,102
Total Property, Plant and Equipment	$ 6,557,797	$ 3,543,321	$ 3,014,476

	June 30, 2014		
	Cost	Accumulated Depreciation	Net
Manufacturing Equipment	$ 3,700,739	$ 1,869,333	$ 1,831,406
Equipment and Furniture	33,194	33,194	-
Computer Equipment	30,032	30,032	-
Subtotal Equipment	3,763,965	1,932,559	1,831,406

	June 30, 2014		
Assets under Capital Lease	Cost	Accumulated Depreciation	Net
Equipment	109,186	61,435	47,751
Land	54,498	-	54,498
Building	2,061,317	1,156,145	905,172
Railroad Spur	94,108	55,405	38,703
Subtotal Assets under Capital Lease	2,319,109	1,272,985	1,046,124
Total Property, Plant and Equipment	$ 6,083,074	$ 3,205,544	$ 2,877,530

During the year ended June 30, 2015, the Company recorded depreciation expense of $337,777 (2014: $316,862) on its property, plant and equipment. This amount is included in cost of sales in the Statement of Operations.

Depreciation of assets under capital leases included in amortization expense for the year ended June 30, 2015 was $113,514 (2014: $99,752).

(Stated in US Dollars)

Note 5 Convertible Debenture

During the year ended June 30, 2012, the Company approved the issuance of two convertible promissory debentures to a director and a company controlled by a director in the amount of $300,000. The debentures are being issued in tranches from $10,000 - $50,000 and as at June 30, 2015 the Company had received $240,000 (2014: $240,000) in respect of these debentures. The debentures bear interest at 12% per annum, payable quarterly, and are collateralized by a third charge over the Company's plant and equipment as well as a charge against the Company's patents. At any time, the notes are convertible into units of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant entitling the holder the right to purchase one additional share for $0.10 for a period of two years from the conversion date. During the year ended June 30, 2015, the Company incurred interest charges of $28,800 (2014: $28,800) on these convertible debentures. The promissory debentures mature on January 30, 2017.

Note 6 Long-term Debt

	June 30, 2015	June 30, 2014
Revolving promissory note in the amount of $500,000 bearing interest at 5.5% per annum and is unsecured. The promissory note is repayable on demand, but if no demand for repayment is made, on June 22, 2016. As at June 30, 2015, the Company has not drawn any funds on this note.	-	-
Term bank loan facility in the amount of $450,000 bearing interest at 6.25% and collateralized by a security interest in inventory, accounts receivable, equipment and all intangibles of the Company as well as an assignment of the building lease. The facility is being amortized over 4 years with fixed monthly blended payments of principal and interest totaling $6,800. The term loan was paid in full in June.	-	312,110
Subtotal including Current Portion	-	312,110
Less: current portion	-	(63,650)
Total Long-Term Debt	$ -	$ 248,460

(Stated in US Dollars)

Note 7 Obligation under Capital Leases

Future minimum annual lease payments on the obligation under capital leases are as follows:

2016	$ 51,396
2017	14,585
2018	14,585
2019	9,550
2020	4,102
Subtotal Including Interest	94,218
Less: amount representing interest	(5,339)
Subtotal Including Current Portion	88,879
Less: current portion	(48,740)
Long-term portion	$ 40,139

The capital leases bear interest at various rates from 4.00% to 6% per annum.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2015 was $6,633 (2014: $9,925).

Note 8 Common Stock

a) Escrow:

At June 30, 2015, there are 48,922 (2014 – 48,922) common shares held in escrow by the Company's transfer agent, the release which is subject to the approval of the regulatory authorities. As at June 30, 2015, all of these shares held in escrow are issuable but the Company has yet to request their release. These shares have been included in the computation of net loss per share.

b) Commitments:

Stock-based Compensation Plan

In November 2005, the Company continued its rolling stock option plan ("the 2005 Rolling Plan"). The 2005 Rolling Plan provides for the granting of stock options to selected directors, officers, employees or consultants in an aggregate amount of up to 10% of the issued and outstanding common shares of the Company. Under the 2005 Rolling Plan, the granting of stock options, exercise prices and terms are determined by the Company's Board of Directors. Options granted to non-executive employees and consultants typically vest in stages over various periods of time while options granted to Directors and executive employees vest immediately upon their grant. The exercise price shall not be less than the Discounted Market Price, which is defined as the last closing price of the common shares before the date of the grant less an applicable discount, as allowed by the regulatory authorities. Options granted under the 2005 Rolling Plan may not exceed a term of 5 years unless the Company achieves classification as a "Tier 1 " issuer in accordance with the policies of the TSX, in which case, the options may be granted for a maximum term of 10 years.

(Stated in US Dollars)

Note 8 Common Stock – (cont'd)

b) Commitments: - (cont'd)

Stock-based Compensation Plan – (cont'd)

A summary of the status of the Company's share purchase option plan as of June 30, 2015 and 2014 and changes during the years ending on those dates is presented below:

	Number of Shares		Weighted Average Exercise Price		Aggregate Intrinsic Value
Outstanding, June 30, 2013	3,252,500	$	0.10	$	-
Granted	1,177,500	$	0.097		
Exercised	(100,000)	$	0.097		
Outstanding, June 30, 2014	4,330,000	$	0.10	$	509,843
Exercised	(3,252,500)	$	0.10		
Outstanding, June 30, 2015	1,077,500	$	0.097	$	183,175
Exercisable, June 30, 2015	1,077,500	$	0.097		
Exercisable, June 30, 2014	4,330,000	$	0.10		

The following summarizes information about share purchase options outstanding as at June 30, 2015:

Number	Exercise Price	Expiry Date	Remaining Contractual Life
1,077,500	$0.097	August 2, 2016	1.09 years
1,077,500			

The weighted-average grant date fair value of options granted during the years 2015 and 2014 was nil and $0.056 respectively.

As June 30, 2015, the total unamortized stock-based compensation cost expected to vest in future fiscal periods is $Nil (2014: $Nil).

(Stated in US Dollars)

Note 8 Common Stock – (cont'd)

b) Commitments: - (cont'd)

Stock-based Compensation Plan – (cont'd)

Employee Share Purchase Options

During the year ended June 30, 2014, the Company granted 1,177,500 fully vested share purchase options having a fair value of $65,359.

The fair value of the stock options granted was calculated using the Black Scholes option pricing model using the following weighted average assumptions: stock price - $0.058; exercise price - $0.097; expected life – 3.0 yrs; volatility: 246.16%, risk-free discount rate: 0.59%, dividend rate – 0.00%.

Note 9 Research and Development Costs

Research and development expense, included in cost of sales, consists of the following for the years ended June 30, 2015 and 2014.

	June 30, 2015	June 30, 2014
Testing Services	$ 30,356	$ 27,740

Note 10 Income Taxes

The components of net income (loss) for the years ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
U.S.	$ 971,801	$ 809,870
Non U.S.	(270,220)	(223,922)
	$ 701,581	$ 585,948

The tax effects of the temporary differences that give rise to the Company's estimated deferred tax assets and liabilities are as follows:

	June 30, 2015	June 30, 2014
Net operating losses	$ 1,054,000	$ 1,563,000
Property, plant and equipment	(17,000)	(30,000)
Expenses not currently deductible	7,000	34,000
Valuation allowance	(1,044,000)	(1,567,000)
Net deferred tax assets	$ -	$ -

(Stated in US Dollars)

Note 10 Income Taxes – (cont'd)

The provision for income taxes differs from the amount established using the Canadian statutory income tax rate (26%) as follows:

	June 30, 2015	June 30, 2014
Income tax expense (benefit) at statutory rate	$ 182,000	152,000
Foreign income taxed at foreign statutory rate	109,000	94,000
Expiry of loss carry-forward	25,000	51,000
Stock based compensation	-	16,000
Interest and penalties	5,000	13,000
Effect of foreign exchange	15,000	11,000
Effect of reduction in tax rates	-	(89,000)
Impact of under (over) provision in prior year	187,000	(50,000)
Change in valuation allowance	(523,000)	(198,000)
Net deferred tax assets	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both June 30, 2015 and June 30, 2014.

As at June 30, 2015, the Company had estimated net operating loss carry-forwards available to reduce taxable income in future years, which were incurred in the United States and Canada as follows:

	United States	Canada	Total
2026	-	154,000	154,000
2027	-	185,000	185,000
2028	-	157,000	157,000
2029	418,000	159,000	577,000
2030	774,000	131,000	905,000
2031	354,000	94,000	448,000
2032	69,000	264,000	333,000
2033	-	139,000	139,000
2034	-	206,000	206,000
2035		270,000	270,000
Total Net Operating Loss Carry-Forwards	$ 1,615,000	$ 1,759,000	$ 3,374,000

(Stated in US Dollars)

Note 10 Income Taxes – (cont'd)

Uncertain Tax Positions

The Company records liabilities related to uncertain tax positions in accordance with the guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. At June 30, 2015, the Company does not have an accrual relating to uncertain tax positions. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

The Company files income tax returns in the U.S. federal jurisdiction, various state and foreign jurisdictions. The Company's tax returns are subject to tax examinations by U.S. federal and state tax authorities, or examinations by foreign tax authorities until respective statute of limitation. The Company currently has no tax years under examination. The Company is subject to tax examinations by tax authorities for all taxation years commencing after 2004.

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Such earnings have been and will continue to be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company affiliate. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings.

Note 11 Segmented information and sales concentration

The Company operates in one industry segment being the manufacturing and marketing of fire resistant building materials. All of the Company's revenues and substantially all of the long-term assets are located in the United States.

	June 30, 2015	June 30, 2014
Customer #1	73%	72%
Customer #2	27%	28%

The amounts receivable from each of these customers at June 30, 2015 is $175,992 and $187,290 respectively (2014: $230,336 and $0 respectively).

The loss of either of these customers or the curtailment of purchases by such customers could have material adverse effects on the Company's financial condition and results of operations.

Note 12 Subsequent Events

In August 2015, the Company granted an additional license for the manufacture and distribution of Pyrotite products.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As required by Rule 13(a)-15 under the Exchange Act, in connection with this annual report on Form 10-K, under the direction of the Chief Executive Officer, the Company has evaluated its disclosure controls and procedures as of June 30, 2015, and has concluded the disclosure controls and procedures were ineffective as discussed in greater detail below. As of the date of this filing, the Company is still in the process of remediating such material weaknesses in its internal controls and procedures.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our management evaluated, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of its internal control over financial reporting as of June 30, 2015.

Based on its evaluation under the framework in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, management with the participation of our Chief Executive Officer and our Chief Financial Officer concluded that the Company's internal control over financial reporting was not effective as of June 30, 2015, due to the existence of a significant deficiency constituting a material weakness, as described in greater detail below. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In light of this material weakness, the Company performed additional post-closing procedures and analyses in order to prepare the consolidated financial statements included in this report. As a result of these procedures, the Company believes its consolidated financial statements included in this report present fairly, in all material respects, the financial position, results of operations and cash flows for the year ended June 30, 2015.

Limitations on Effectiveness of Controls

The Company's Chief Executive Officer does not expect that disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Material Weaknesses Identified

In connection with the preparation of the consolidated financial statements for the year ended June 30, 2015, management identified the following material weakness in internal control:

> *Our company's accounting staff does not have sufficient technical accounting knowledge relating to accounting for income taxes and complex US GAAP matters.*

Plan for Remediation of Material Weaknesses

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate this deficiency as resources to do so become available. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2015 assessment of the effectiveness of our internal control over financial reporting.

Such remediation would entail enhancing the training and oversight of the accounting personnel responsible for non-routine transactions involving complex accounting matters and engaging the services of an independent consultant with sufficient expertise in income tax and complex US GAAP matters to assist us in the preparation of our financial statements.

(c) Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting during the fourth quarter of our fiscal year ended June 30, 2015 that have materially affected or are reasonably likely to materially affect, the internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE

The following table lists the names of the Directors and Executive Officers of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The Executive Officers serve at the pleasure of the Board of Directors.


Table No. 4
Directors and Executive Officers
August 31, 2015


Name		Position	Age	Date of First Election or Appointment
David J. Corcoran	(1)(4)	Director	68	July 1986
Michael D. Huddy	(1)(2)	President/CEO/Director	63	February 1993
Melissa McElwee	(5)	Chief Financial Officer	42	November 2012
Lindsey Nauen	(3)	Corporate Secretary	63	December 2003
Victor A. Yates	(1)(4)	Director	70	November 1987

(1) Member of Audit Committee
(2) Business Address: c/o Barrier Technology Inc. 510 4th Street North, Watkins, Minnesota, USA 55389
    He spends full time on the affairs of the Company.
(3) Business Address: c/o Barrier Technology Corp. 510 4th Street North, Watkins, Minnesota, USA 55389
    She spends less than 10% of her time on the affairs of the Company.
(4) Member of the Compensation Committee
(5) Business Address: c/o Barrier Technology Inc. 510 4th Street North, Watkins, Minnesota, USA 55389
    She spends full time on the affairs of the Company.

David J. Corcoran, Director, is a former Chartered Accountant and a former member of the Institute of Chartered Accountants in British Columbia, Canada, with over thirty years of experience in industry and commerce. Prior to 1976, Mr. Corcoran spent over five years gaining experience in marketing, sales and product distribution while he worked in sales with several major companies including Scott Paper and Bristol Myers. His career in accounting began in 1976 when he joined Touche Ross and Company. In 1979, he founded Corcoran and Company, Chartered Accountants. From 1979 to 1990, his firm secured a wide variety of business clients whom he advised regarding their management and business planning. In 1991, he joined the management of the Company on a full-time basis. Mr. Corcoran brings to the organization specific business experience in both sales and public finance. He has been an officer and director of the Company since it inception in 1986 up until he stepped down from Chief Financial Officer effective 11-30-2012.

Michael D. Huddy, President/CEO and Director, joined the Company in February 1993 as President of the newly-formed US Subsidiary, Barrier Technology Corporation. Dr. Huddy was elected President/CEO of the Company and a Director in July 1994. Dr. Huddy had been in charge of marketing and sales of Blazeguard® with Citadel and Weyerhaeuser. He was part of Weyerhaeuser's research/development team established to develop the Blazeguard® product. Dr. Huddy brings sales, marketing and general management experience. He joined Weyerhaeuser's Architectural Products Group in 1988, after two years as General Manager of Weyerhaeuser's Northwest Hardwoods operations in Wisconsin. Before joining Weyerhaeuser, Dr. Huddy worked for Crown Zellerbach Corporation for seven years. Dr. Huddy holds a Bachelor of Science degree in Biological Sciences with a minor in Chemistry from Lake Superior State College; a Masters of Science degree in Resource Administration; and a Ph.D. in Natural Resource Economics with a minor in Business Management from Michigan State University.

Melissa McElwee, Chief Financial Officer, Ms. McElwee joined Barrier in 2003 as the Financial Services Manager for the USA operations where she was responsible for accounting, internal sales, and human resources. She is the General Operations Manager for Barrier. Ms. McElwee is responsible for customer relations, financial management, and production management for the company. She has a strong background in communication, financial analysis, and management. Prior to Barrier, Ms. McElwee held various managerial roles at Principal Financial Group in Iowa. She lead a team of project analysts responsible for developing and maintaining computer programs designed to efficiently process required IRS compliance testing for over 10,000 qualified retirement plans. In addition, Ms. McElwee facilitated external client presentations and internal training programs. Ms. McElwee holds a B.S. in Finance from Iowa State University in Ames, IA.

Lindsey Nauen, Corporate Secretary, received her MBA from the University of Minnesota in 1988. She also received a B.A. in psychology in 1971 and a M.A. in Library Science in 1974. She recently sold her business of over 15 years, Nauen Mobile Accounting, which provided accounting and business consulting services to small businesses. She remains as a consultant. She has been providing various accounting services to the Company since 1999.

Victor A. Yates, Director, is a self-employed businessman involved in real estate, construction of multi-family and commercial developments. He holds a degree in Real Estate Appraisal and is a Licensed Real Estate Agent. He has 30 years experience in operating a variety of business ventures brings to the Board an entrepreneurial and construction and financial perspective.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors with management service contracts but without term of office.

Despite the Company's Secretary/Administrator spending material portions of this time on businesses other than the Company, the Company believes that she devotes sufficient time to the Company to properly carry out his duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any two or more Directors or Executive Officers.

Board of Director Practices
All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Executive Officers.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/Chief Executive Officer and the Executive Officers responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The President/CEO and the Executive Officers review the Company's progress in relation to the current operating plan at in-person Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

Compliance with Section 16(a) of the Exchange Act
The Board of Directors, all Officers, and major shareholders of 10% or more of International Barrier Technology Inc. are in compliance with all reporting requirements of the Exchange Act.

Code of Ethics
The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes. The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Corporate Governance

Director Independence
Pursuant to Item 407(a)(1)(ii) of Regulation S-K of the Securities Act, our Board of Directors has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company's corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director's independent judgment. In summary, an independent director means a person other than an executive officer or employee or any other individual having a relationship which, in the opinion of our directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and includes any director who accepts compensation from us exceeding $200,000 during any period of twelve consecutive months within the three past fiscal years. Owning shares of our common stock does not preclude a director from being independent. In applying this definition, our board determined that David Corcoran and Victor Yates are independent.

Our board adopted and applied the same definition of independent director to the members of our audit committee. In applying this definition, our board determined that David Corcoran and Victor Yates qualify as an independent director for purposes of Section 10A(m)(3) of the Securities Exchange Act.

Board Meetings and Committees; Annual Meeting Attendance
During Fiscal 2015, the Board of Directors held four regularly scheduled meetings, and seven special and telephone meetings. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served. Directors are encouraged to attend annual meetings of our stockholder; all three directors physically attended the November 2014 annual shareholders meeting.

The attendance records of our Board members during Fiscal 2015 were:

Name	Board of Director Meetings	Audit Committee Meetings
David Corcoran	4 of 4	12 of 12
Michael Huddy	4 of 4	12 of 12
Victor Yates	4 of 4	12 of 12

Nominating Committee and Compensation Advisory Board

The Company does not have a Nominating Committee. The entire Board of Directors is responsible for screening potential director candidates and recommending qualified candidates for nomination as members of the Board of Directors. In evaluating potential director candidates, the Board of Directors considers recommendations of potential candidates from incumbent directors, management and stockholders. Any recommendation submitted by a stockholder to the Board of Directors must include the same information concerning the potential candidate and the stockholder, and must be received in the time frame described herein for the Calendar 2015 Annual meeting.

The Company has a Compensation Advisory Board ("Advisory Board"). The Advisory Board consists of David Corcoran, Victor Yates and Martin Lizt. The Advisory Board is responsible for the compensation of the Company's executive officers and to administer all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants.

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: David Corcoran, Mike Huddy and Victor Yates (independent). The Audit Committee met monthly in Fiscal 2015 and has met three times during Fiscal 2016-to-date.

The Company does not have an "audit committee financial expert" serving on its Audit Committee. The Company's Audit Committee consists of two independent directors and the Company's Chief Executive Officer, all of whom are financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

The audit committee has:
a. reviewed and discussed the audited financial statements with management;
b. discussed with the independent auditors the matters required to be discussed by PCAOB Auditing Standard No. 16 (Communications with Audit Committees) c. received the written disclosures and the letter from the independent accountants required by as adopted by the Public Company Accounting Oversight Board in Rule 3526, and has discussed with the independent accountant the independent accountant's independence; and
d. recommended to the board of directors that the audited financial statements be included in the Company's annual report on Form 10–K for the last fiscal year for filing with the SEC.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company.

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by BDO including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of BDO LLP for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

Shareholder Communications With the Board

Historically, the Company has adopted an informal process for stockholder communications with the Board by providing an email address and toll-free phone number available on the website: www.intlbarrier.com. Every effort has been made to ensure that the views of stockholders are heard by the Board, or individual directors as applicable, and that appropriate responses are provided to the stockholder in a timely manner. Stockholders wishing to communicate at any time with the Board of Directors, or a specific member of the Board, may do so by writing the Board or a specific member of the Board by delivering correspondence in person or by mail to: The Board of Directors, c/o Lindsey Nauen, Corporate Secretary, 510 4th Street North, Watkins, Minnesota 55389. Communication(s) directed to the Board or a specific Board member will be relayed unopened to the intended Board member(s).

Further, Directors' attendance at Annual Meetings can provide shareholders with an opportunity to communicate with Directors about issues affecting the Company. The Company does not have a policy regarding director attendance, but all Directors are encouraged to attend the Annual Meeting of Shareholders. All of our directors physically attended our Annual Meeting in November 2014.

ITEM 11. EXECUTIVE COMPENSATION

Director Compensation

The Company compensated Directors for their service in their capacity as Directors, $750 per physical meeting up until the decision was made at the November 30, 2012 Annual General Meeting. It was decided to discontinue this payment until further notice. During the 2014 Annual Meeting, it was decided to reinstate this compensation. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 2015/2014/2016, Directors were paid $1,500, $0, and $3,000 for attending meetings, respectively. During the year ended June 30, 2015, each member of the Board of Directors was granted a $30,000 remuneration payment for prior service.

Executive Officer Compensation

The following table sets forth the summary of compensation earned during Fiscal 2015 and Fiscal 2014 by the Company's Chief Executive Officer and its other named Executive Officers. The following table excludes Directors' Fees paid to Executive Officers who are also Directors; refer to Table No. 6.

Table No. 5
Summary Compensation Table
Executive Officers

Name and Principal Positions	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Change In Pension Value and Nonqualified Deferred Compensation Earnings	All Other Comp.	TOTAL
Michael Huddy President/CEO	2015	$126,140	Nil	Nil	$Nil	Nil	Nil	Nil	$126,140
	2014	$120,000	Nil	Nil	$11,795	Nil	Nil	Nil	$131,795
Melissa McElwee Chief Financial Officer	2015	$79,460	$30,000	Nil	Nil	Nil	Nil	Nil	$109,460
	2014	$82,927	Nil	Nil	$11,101	Nil	Nil	Nil	$94,028
Lindsey Nauen Corporate Secretary	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil

The determination of non-cash value of option awards is based upon the grant date fair value determined using either the binomial or Black-Scholes Option pricing model, details and assumptions of which are set out in Notes 2 and 8 to the consolidated financial statements included in this Annual Report.

Director Compensation

The following table sets forth the summary of compensation earned during Fiscal 2015 and Fiscal 2014 by the Company's Directors. For Executive Officers who are also Directors, this table includes only Directors Fees; refer to Table No. 5 for all other compensation for them.

Table No. 6
Summary Compensation Table
Directors

Director Name	Fiscal Year	Fees Earned or Paid In Cash	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change In Pension Value and Nonqualified Deferred Compensation Earnings	All Other Comp.	TOTAL
David Corcoran	2015	$1,500	Nil	Nil	Nil	Nil	$30,000	$31,500
	2014	Nil	Nil	$11,795	Nil	Nil	Nil	$11,795
Michael Huddy	2015	$1,500	Nil	Nil	Nil	Nil	$30,000	$31,500
	2014	Nil	Nil	$11,795	Nil	Nil	Nil	$11,795
Victor Yates	2015	$1,500	Nil	Nil	Nil	Nil	$30,000	$31,500
	2014	Nil	Nil	$11,795	Nil	Nil	Nil	$11,795

(1) The determination of value of option awards is based upon the grant date fair value determined by either binomial or Black-Scholes Option pricing model, details and assumptions of which are set out in Notes 2 and 8 to the consolidated financial statements included in this Annual Report.

Stock Options

The Company grants stock options to Directors, Executive Officers and employees/consultants; refer to ITEM #11, "Stock Options" and Tables 5/6/7/8/9.

Stock Options Granted/Expired During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no options granted to Executive Officers, Directors, employees/consultants. The Company has no equity or non-equity incentive plans.

Outstanding Equity Awards at Fiscal Year-End

The following table gives certain information concerning unexercised stock options; common stock that has not vested; and equity incentive plan awards for Executive Officers, Directors, Employees/Consultants outstanding as of the end of Fiscal 2015 Ended 6/30/2015.

Table No. 8
Outstanding Equity Awards at Fiscal Year-End

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Michael Huddy	212,500	Nil	Nil	$0.097	8/2/2016
David Corcoran	212,500	Nil	Nil	$0.097	8/2/2016
Victor Yates	212,500	Nil	Nil	$0.097	8/2/2016
Melissa McElwee	150,000	Nil	Nil	$0.097	8/2/2016
Employee/Consultants	290,000	Nil	Nil	$0.097	8/2/2016

Option Exercises and Stock Vested

During Fiscal 2015 ended 6/30/2015, there were exercises of 3,252,500 stock options, no grants of stock options, and the Company made no stock awards.

<u>Michael Huddy, President/CEO; Written Management Agreement</u>
Michael Huddy provides his services pursuant to a management agreement dated 2/13/1993; the terms of the agreement have been revised although no new formal agreement has been signed. The current terms require that Mr. Huddy provide full-time service to Barrier in an executive capacity (CEO) and to be fully responsible for Barrier's activities in the USA. The original agreement was for a term of four years but was to renew automatically ever two years unless written notice of the intent to terminate was given by either party to the other. Terms of compensation are to be given prior to any renewal period.

The employment agreement specifies employer termination provisions including: material breach of any provision of the contract; inability to perform the duties under the agreement; fraud or serious neglect or misconduct; personal bankruptcy.

The duties are complete as to those of a Chief Executive Officer (President) and include: Administration of the day to day affairs of the Employer Development of Financial, manufacturing, and marketing plans; Communication with Employer and Shareholders on a timely basis; and, Formulation and execution of a proposed budget approved by the Employer. The Employment Agreement contains a Confidentiality Provision that precludes the sharing of confidential information to third parties not requiring the information to conduct business with Barrier. The confidentiality provision extends beyond the time limit of the agreement until the information or knowledge becomes part of the public domain.

<u>Change of Control Remuneration</u>
The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2015 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $100,000 per Executive Officer.

<u>Bonus/Profit Sharing/Non-Cash Compensation</u>
Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

<u>Pension/Retirement Benefits</u>
No funds were set aside or accrued by the Company during Fiscal 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities authorized for issuance under equity compensation plans
We have no long-term incentive plans.

The following table summarizes certain information regarding our equity compensation plan as at June 30, 2015:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)
Equity compensation plans approved by security holders	1,077,500	$0.097	3,703,242

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,077,500	$0.097	

The Company has adopted a rolling stock option plan ("the 2005 Rolling Plan"). The 2005 Rolling Plan provides for the granting of stock options to selected directors, officers, employees or consultants in an aggregate amount of up to 10% of the issued and outstanding common shares of the Company. Under the 2005 Rolling Plan, the granting of stock options, exercise prices and terms are determined by the Company's Board of Directors. Options granted to non-executive employees and consultants typically vest in stages over various periods of time while options granted to Directors and executive employees vest immediately upon their grant. The exercise price shall not be less than the Discounted Market Price, which is defined as the last closing price of the common shares before the date of the grant less an applicable discount, as allowed by the regulatory authorities. Options granted under the 2005 Rolling Plan may not exceed a term of 5 years unless the Company achieves classification as a "Tier 1" issuer in accordance with the policies of the TSX, in which case, the options may be granted for a maximum term of 10 years.

The following table lists all persons/companies the Company is aware of as being the beneficial owner of 5% or more of the common shares of the Company. It also lists all Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9
Shareholdings of 5% Shareholders
Shareholdings of Directors and Executive Officers
August 31, 2015

Title of Class	Name/Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Carl Marks Group (1)	6,475,695	13.5%
Common	Michael Huddy (2)	2,690,050	5.6%
Common	David Corcoran (3)	2,285,685	4.8%
Common	Victor Yates (4)	1,429,772	3.0%
Common	Melissa McElwee (5)	552,150	1.2%
Common	Lindsay Nauen	0	0.0%
	Total Directors/Officers	6,957,657	14.6%
	TOTAL 5% and Directors/Officers	**13,433,352**	**28.1%**

(1) Carl Marks IB LLC, Carl Marks & Co. Inc., and Martin Lizt are collectively deemed to be a "Group" within the meaning of Section 13(g)(3) of the Securities Exchange Act of 1934, as amended. Carl Marks IB LLC is a partnership of Carl Marks & Co. LP and Martin Lizt. Andrew M. Boas and Robert Speer of New York, Limited Partners in Carl Marks & Co. LP, exercise direction/control over Carl Marks IB LLC. Carl Marks & Co. LP is a limited partnership of 18 partners. Carolyn Marks Blackwood and Linda Marks Katz are the two greater than 10% holders of the partnership.

(2) 212,500 represent currently exercisable stock options.

(3) 1,741,787 shares and 212,500 currently exercisable options (above) held indirectly through Corcoran Enterprises Ltd., a private company controlled by Mr. Corcoran. 42,807 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities. The escrow shares are currently eligible for to be released to Mr. Corcoran but the Company has yet to request this release. Excludes 1,986,434 shares owned by family members, where he disavows beneficial interest and does not have voting or disposition control.
(4) 1,217,272 shares and 212,500 currently exercisable options (above) held indirectly through Continental Appraisal Ltd., a private company controlled by Mr. Yates. 6,115 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities Excludes 1,751,551 shares owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(5) 150,000 represent currently exercisable stock options.

Based on 47,807,426 shares outstanding as of 8/31/2015.

Escrowed Common Shares
On 5/15/1987, the Company issued 296,500 shares of "Principal Escrow" common stock at CDN$0.01 per share. Effective 11/24/2004, 124,530 of these shares were cancelled and returned to the treasury. 48,922 of these shares are still escrowed and outstanding. On 8/31/2015, these are held:
Continental Appraisals Ltd..................................... 6,115 shares
Corcoran Enterprises Ltd...................................... 42,807 shares

Pursuant to a performance escrow agreement dated 2/24/1992 between the Company and certain escrow Shareholders (the "Escrow Agreement"), 48,922 common shares of the Company (the "Escrow Shares") are held in escrow with Pacific Corporate Trust Company of Vancouver, British Columbia. The Escrow Shares are held by Corcoran Enterprises Ltd. ("Corcoran"), a private company owned by David Corcoran, a director of the Company and Continental Appraisals Ltd. ("Continental"), a private company owned by Victor Yates, a director of the Company.

Pursuant to the terms of the Escrow Agreement, the Escrow Shares were to have been surrendered for cancellation on 2/24/2002; however, the Escrow Shares have not been cancelled. The Company has received acceptance in principle from the TSX Venture Exchange ("TSX") to cancel the Escrow Shares not held by Officers/Director, and have the shares held by Officers/Directors reinstated and made subject to a TSX Tier 2 Surplus Escrow Agreement (the "New Escrow Agreement") with a six-year time release formula (described below). Conversion of performance escrow shares to time release escrow shares, as contemplated, is permitted under TSX and British Columbia Securities Commission ("BCSC") policies relating to escrow shares held under previous escrow regimes such as the BCSC's Local Policy Statement 3-07.

Final approval of the conversion to a time-release formula is, in the Company's case, subject to the Company obtaining shareholder approval for the reinstatement and conversion to time-release escrow and complying with all other applicable TSXV and BCSC policies related to the reinstatement and conversion.

Following approval by the Company's shareholders, the TSXV (12/9/2004), and the BCSC, the Company and the escrow shareholders entered into the New Escrow Agreement. Under the terms of the New Escrow Agreement, the Escrow Shares and will be released as follows:

5% (1/20 of total Escrow Shares) six months from date of TSXV Acceptance
5% (1/19 of remaining Escrow Shares) 12 months from TSXV Acceptance
5% (1/18 of remaining Escrow Shares) 18 months from TSXV Acceptance
5% (1/17 of remaining Escrow Shares) 24 months from TSXV Acceptance
10% (1/8 of remaining Escrow Shares) 30 months from TSXV Acceptance
10% (1/7 of remaining Escrow Shares) 36 months from TSXV Acceptance
10% (1/6 of remaining Escrow Shares) 42 months from TSXV Acceptance
10% (1/5 of remaining Escrow Shares) 48 months from TSXV Acceptance
10% (1/4 of remaining Escrow Shares) 54 months from TSXV Acceptance
10% (1/3 of remaining Escrow Shares) 60 months from TSXV Acceptance
10% (1/2 of remaining Escrow Shares) 66 months from TSXV Acceptance
10% (all remaining Escrow Shares)   72 months from TSXV Acceptance

If the Company becomes a Tier 1 issuer under the policies of the TSXV prior to the expiration of the 72-month release period set out above, the release schedule set out above will be amended to comply with the applicable Tier 1 release schedule, resulting in an accelerated release of any securities remaining in escrow, with such securities being released as if the Company had originally been classified as Tier 1 issuer. The securities of Tier 1 issuers held under surplus security escrow agreements are released over a three-year period, with 10% of the securities being released on TSX acceptance and 15% being released every six months thereafter.

Unless otherwise expressly permitted in the New Escrow Agreement, the Escrow Shares may not be sold, transferred, assigned, mortgaged or otherwise dealt with in any way. Pursuant to the terms of the New Escrow Agreement, the Escrow Shares may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or company that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries. The Escrow Shares may also be pledged, mortgaged or charged to a financial institution as collateral for a loan. No Escrow Shares may be transferred or delivered to the financial institution for this purpose and the loan agreement must provide that the Escrow Securities will remain in escrow if the lender realizes on the security to satisfy the loan.

Pursuant to the terms of the New Escrow Agreement, upon the bankruptcy of an escrow shareholder, the Escrow Shares of that shareholder held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of an escrow shareholder, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

Subject to certain limited exceptions, escrow shareholders retain all voting rights attached to their Escrow Shares. The New Escrow Agreement provides that the Escrow Shares will be cancelled if the asset, property or business in consideration of which the Escrow Shares were issued is lost or abandoned, or the operations or development of such asset, property or business is discontinued.

At the Annual Shareholders' Meeting, 12/9/2004, disinterested shareholders approved an ordinary resolution authorizing the reinstatement of the Escrow Shares and the adoption of the New Escrow Agreement by the Company and the escrow shareholders. Disinterested shareholders for the purpose of voting on the resolution include all shareholders of the Company other than David Corcoran and Victor Yates, and their affiliates and associates. A total of 3,449,253 shares held by David Corcoran, Victor Yates, and their affiliates and associates, were therefore not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

Securities authorized for issuance under equity compensation plans.
--- No Disclosure Necessary ---

Stock Options
The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on 12/12/2003.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

Number of Shares Reserved. The number of common shares that may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options. The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or ten years if the Company is classified as a "Tier 1" issuer under the policies of the TSX Venture Exchange. The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the TSX Venture Exchange policy manual or such other minimum price as is permitted by the TSX Venture Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price. The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval, as described below.

Termination. Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death. If such cessation is on account of death, the options terminate on the first anniversary of such cessation. If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately. Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan. The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.

Administration. The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion. The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with TSX Venture Exchange policies. The number of option grants, in any twelve-month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company. Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

The names of the Directors/Senior Management/employees/consultants of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table, as well as the total number of options outstanding.

Table No. 10
Stock Options Outstanding
August 31, 2015

Name	Number of Shares of Common Stock	US$ Exercise Price	Grant Date	Expiration Date
David Corcoran	212,500	$0.097	8/02/13	8/02/16
Victor Yates	212,500	$0.097	8/02/13	8/02/16
Michael Huddy	212,500	$0.097	8/02/13	8/02/16
Melissa McElwee	150,000	$0.097	8/02/13	8/02/16
Subtotal Officers/Directors	787,500			
Consultants/Employees	290,000			
Total Officers/Directors/Employees	**1,077,500**			

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

David Corcoran, Administrator/Director

During the twelve months ended June 30, 2012, the Company issued a convertible debenture to a company controlled by Mr. Corcoran in the amount of $150,000. The Company is drawing on this debenture in tranches of between $10,000-50,000 and as of June 30, 2015, the company had received $110,000 in respect of this debenture. The debenture bears interest at 12% per annum and is secured by a third charge over the Company's plant and equipment as well as charge against the Company's patents. At any time, the notes are convertible into units of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional share for $0.10 for a period of two years from the conversion date.

Michael Huddy, President/CEO

During the twelve months ended June 30, 2012, the Company issued a convertible debenture to a company controlled by Mr. Huddy, director, in the amount of $150,000. The Company is drawing on this debenture in tranches of between $10,000-50,000 and as of June 30, 2015, the company had received $130,000 in respect of this debenture. The debenture bears interest at 12% per annum and is secured by a third charge over the Company's plant and equipment as well as charge against the Company's patents. At any time, the notes are convertible into units of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one common share purchase warrant entitling the holder thereof to purchase an additional share for $0.10 for a period of two years from the conversion date.

Other than described above, there have been no transactions since 6/30/2012, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Professional accounting services were rendered by BDO Canada LLP for Fiscal 2015 and Fiscal 2014.

Audit Fees

The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements incurred in the fiscal years ended 6/30/2015 and 6/30/2014 were $64,187 and $71,615 respectively.

Audit Related Fees

The Company incurred no audit related fees during fiscal years ended 6/30/2015 and 6/30/2014.

Tax Fees

The Company incurred tax fees of $Nil and $Nil during fiscal years ended 6/30/2015 and 6/30/2014 for professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

The Company incurred no other fees during the last two fiscal years for services rendered by the Company's principal accountant.

PART IV

ITEM 15. EXHIBITS

2.	Plan of acquisition, reorganization, arrangement, of acquisition, reorganization, arrangement, liquidation, or succession: No Disclosure Necessary
3.	Articles of Incorporation/By-Laws: Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K's.
4.	Instruments defining the rights of holders, incl. indentures --- Refer to Exhibit #3 ---
9.	Voting Trust Agreements: No Disclosure Necessary.
10.	Material Contracts: Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K's
10.	Technology License Agreement dated September 16, 2013
10.	Technology License Agreement dated August 19, 2015, incorporated by reference to Form 8-K on September 11, 2015
11.	Statement re Computation of Per Share Earnings: No Disclosure Necessary
13.	Annual or quarterly reports, Form 10-Q: No Disclosure Necessary
14.	Code of Ethics: No Disclosure Necessary
16.	Letter on Change of Certifying Accountant: No Disclosure Necessary
18.	Letter on change in accounting principles: No Disclosure Necessary
20.	Other documents or statements to security holders: No Disclosure Necessary
21.	Subsidiaries of the Registrant: No Disclosure Necessary. Refer to ITEM #1.
22.	Published report regarding matters submitted to vote: No Disclosure Necessary
23.	Consent of Experts and Counsel: Consent of Auditor
24.	Power of Attorney: No Disclosure Necessary
31.	Rule 13a/15d-14(a) Certifications – Huddy
31.	Rule 13a/15d-14(a) Certifications – McElwee
32.	Section 1350 Certification – Huddy
32.	Section 1350 Certification – McElwee
99.	Additional Exhibits: No Disclosure Necessary

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 10-K and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>International Barrier Technology Inc. --– SEC File #000-20412</u>
Registrant

Dated: <u>September 28, 2015</u>   By <u>/s/ Michael Huddy</u>
                         Michael Huddy, President/CEO/Director

Dated: <u>September 28, 2015</u>   By <u>/s/ Melissa McElwee</u>
                         Melissa McElwee, CFO

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 (a) of the US Sarbanes-Oxley Act of 2002

I, Michael Huddy, certify that:

1. I have reviewed this Annual Report on Form 10-K of International Barrier Technology Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:
a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2015

/s/ Michael Huddy
Michael Huddy
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.1

SECTION 1350 CERTIFICATION

In connection with the Annual Report of International Barrier Technology Inc. (the "Company") on Form 10-K for the Fiscal Year ended June 30,2015 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Huddy, Chief Executive Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 28, 2015

/s/ Michael Huddy
Michael Huddy
Chief Executive Officer
(Principal Executive Officer)

This certification is being furnished as required by Rule 13a-14(b) under the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code, and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise stated in such filing.

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 (a) of the US Sarbanes-Oxley Act of 2002

I, Melissa McElwee, certify that:

1. I have reviewed this Annual Report on Form 10-K of
   International Barrier Technology Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2015

/s/ Melissa McElwee
Melissa McElwee
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.2

SECTION 1350 CERTIFICATION

In connection with the Annual Report of International Barrier Technology Inc. (the "Company") on Form 10-K for the Fiscal Year ended June 30, 2015 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Melissa McElwee, Chief Financial Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 28, 2015

/s/ Melissa McElwee
Melissa McElwee
Chief Financial Officer
(Principal Financial Officer)

This certification is being furnished as required by Rule 13a-14(b) under the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code, and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise stated in such filing.